SG

CORPORATE &
INVESTMENT BANKING

RECEIVED

2005 SEP -9 P 1:5?

05011039

September 2, 2005

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED

SEP 09 2005 SUPPL

THOMSON
FINANCIAL

Re: Societe Generale (File No. 82-3501)

Governor Tipton
Managing Director
Deputy General Counsel
SG Americas

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Shareholder's Guide;
2. Press Release, 2005 Second Quarter and 2005 First Half results;
3. Press Release, 2005 Second Quarter and 2005 First Half results (second document);
4. Press Release, staff recruitment drive for 2005;
5. Press Release, completion of acquisition of 100% stake in Promek Bank (Russia);
6. Press Release, completion of acquisition of Eurobank (Poland);
7. Press Release, results of capital increase reserved for SG Group employees;
8. Press Release, acquisition of DeltaCredit Bank (Russia); and
9. Press Release, acquisition of MIBank (Egypt).

Thank you.

Yours truly,

Enclosures

Société Générale
1221 Avenue of the Americas
New York NY 10020
tel 212 278 6974
fax 212 278 7439
governor.tipton@sgcib.com

SG

September 2, 2005

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Societe Generale (File No. 82-3501)

Governor Tipton
Managing Director
Deputy General Counsel
SG Americas

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Shareholder's Guide;
2. Press Release, 2005 Second Quarter and 2005 First Half results;
3. Press Release, 2005 Second Quarter and 2005 First Half results (second document);
4. Press Release, staff recruitment drive for 2005;
5. Press Release, completion of acquisition of 100% stake in Promek Bank (Russia);
6. Press Release, completion of acquisition of Eurobank (Poland);
7. Press Release, results of capital increase reserved for SG Group employees;
8. Press Release, acquisition of DeltaCredit Bank (Russia); and
9. Press Release, acquisition of MIBank (Egypt).

Thank you.

Yours truly,

Enclosures

Société Générale
1221 Avenue of the Americas
New York NY 10020
tel 1 212 278 6974
fax 1 212 278 7439
governor.tipton@sgcib.com

Société Générale

Shareholder's Guide





GENERALE
GROUP

RETAIL BANKING & FINANCIAL SERVICES ▪ GLOBAL INVESTMENT MANAGEMENT & SERVICES ▪ CORPORATE & INVESTMENT BANKING

Contents

No.1 non-mutual Retail banking group In France[1]

3rd largest corporate and investment bank in the euro zone[2]

4th largest euro-zone bank in asset management[3]

7th largest market capitalization in France (**EUR 33.1 billion** at Dec. 31, 2004)[4]

(1) By net banking income and number of branches (Source: Société Générale and company annual reports) – (2) By ordinary pre-tax profit (Source: Société Générale and company annual reports)
(3) By assets under management (Source: Société Générale and company annual reports) – (4) Source: Bloomberg.



Daniel Bouton
Chairman and Chief Executive Officer

Chairman's statement

2004 was marked by strong, but unevenly distributed, economic growth. China and the US saw robust levels of activity, while European countries posted a more moderate economic performance. Structural imbalances in the global economy weighed on the dollar and led to an increase in commodity prices, notably in oil, albeit with no major impact on the financial markets. Long-term interest rates remained low, while the US Fed began to implement a policy of gradual monetary tightening, and equity markets recorded an upturn.

Société Générale's businesses successfully adjusted to this mixed backdrop, enabling **the Group to post an excellent year with net income of EUR 3.1 billion, representing a 25.4% increase, and a return on equity (ROE) after tax of nearly 18.9%.**

This performance can be partially attributed to an **exceptionally low cost of risk.** The Group benefited from the general improvement in corporate balance sheets, but also from enhancements to its credit risk management and its conservative, high quality provisioning over recent years.

Above all, 2004's results reflect the commitment on the part of all our staff to fostering greater growth and profitability.

Société Générale's traditional core businesses confirmed **their capacity to make a recurrent, solid contribution to Group results:**

- The **French Retail Banking Networks,** operating under the Société Générale and Crédit du Nord brands, continued to grow their franchises in line with the strategy of steady gains in market share, and thus asserted the strength of their positions. The division maintained its focus on service quality, with the aim of preserving its brand image with customers. 2004 also saw the full operational launch of the multichannel distribution platform, and further efforts to centralize the backoffice functions in order to generate productivity gains over the next few years.
- The **Corporate and Investment Banking division delivered excellent performances in 2004,** with no increase in its exposure to market risk. SG Corporate & Investment Banking confirmed its global leadership, particularly in equity derivatives and structured finance, including export and commodity finance, and made considerable advances in its other target businesses in Europe (euro capital markets). The division recorded a net write-back of risk provisions, posting an exceptionally high ROE after tax of 41.4%.

These two core businesses will continue to expand, building on their existing high quality franchises and making continued improvements to the standard of customer service.

2004 also saw renewed development in our growth drivers, Financial Services, Retail Banking outside France and the new Global Investment Management and Services division (GIMS), which combines all asset management and securities activities. The Group has been investing heavily in these businesses for over five years, and the strategy has paid off with strong growth in net banking income.

- On the basis of all commercial and financial indicators, these growth drivers now account for more than a third of the Group's business.
- In 2004 these divisions primarily expanded through organic growth, with investments in the distribution network and marketing initiatives to attract new customers. However, the Group also made a number of acquisitions (the Scandinavian leasing firm, Elcon, and the retail bank, General Bank of Greece) and signed various partnership agreements, notably in the Asian asset management market (State Bank of India, Resona in Japan, IBK in South Korea).
  Over the coming years, we expect these businesses to capitalize on their existing market share and harness synergies within the Group to deliver strong organic growth, and also to make further acquisitions that can be effectively integrated into our existing platforms.

"The Société Générale Group posted strong profitability in 2004."

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In conjunction with these commercial developments, the Group continued to adapt its management techniques and organizational structure over the year. With high liquidity driving bank margins and, in particular, credit margins to historical lows, we need to concentrate more than ever on **risk management, improvements in operating efficiency and the creation of shareholder value through our acquisitions.**

- The Group is constantly strengthening its **risk management techniques.** As a result:
  - we have improved our active credit risk management, at client level, and our risk diversification;
  - the retail banking business in Argentina was sold off at the start of 2005;
  - we have maintained a sound balance between client-driven and proprietary trading revenues, keeping our exposure to market risk stable.
- With respect to **operating efficiency,** Société Générale further reduced its cost/income ratio in 2004, through the introduction of numerous internal measures to enhance customer service and streamline the organizational structure. We have pooled and harmonized existing IT systems, defined consistent purchasing policies and made improvements to transaction processing. In particular, the Bank has incorporated the activities of FIMAT (a leading global broker), Société Générale's securities custody business and Boursorama under its new GSSI division (Global Securities Services for Investors), bringing together a broad range of securities expertise in order to provide coherent, tailored solutions for the needs of investors and optimize its investments in these areas.
- **The creation of value** forms the basis of all our day-to-day management decisions and investment projects. We aim to foster profitable growth and encourage our teams to assume increased responsibility, in line with the expectations of our shareholders.

This strategy has enabled Société Générale to assert its financial solidity (Moody's raised the Group's long-term rating to Aa2 at the start of 2005) and its position as the 6th largest bank in the euro zone in terms of market capitalization. The Group is now fully prepared for the transition to IFRS in 2005 and is getting ready to adopt the new Basel II capital adequacy framework.

2004's dynamic performance is the result of concerted efforts on the part of our 92,000 staff, based on shared values of innovation, professionalism and team spirit, geared towards the needs of our customers.

"At the start of 2005, Moody's raised the Société Générale Group's long-term rating to Aa2, confirming its financial strength."

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1 Société Générale Group

1.1 What are the Group's businesses?

Société Générale is one of the leading financial services groups in the euro zone. The Group employs **92,000 people** worldwide in three core businesses:

- Retail Banking and Financial Services: the Group serves over **16 million customers** in France and abroad;
- Global Investment Management and Services: Société Générale ranks among the top tier of euro-zone banks with **EUR 315 billion** of assets under management and **over EUR 1,115 billion** of assets under custody at December 31, 2004;
- Corporate and Investment Banking: SG Corporate & Investment Banking (SG CIB) ranks **among the European and global leaders** in euro capital markets, derivatives and structured finance.

The Group's core values are **professionalism, team spirit and innovation.**
Société Générale is included in the four major international socially responsible investment indexes.

1.2 What is its strategy?

Three strategic priorities: balanced business mix, long-term growth and operating efficiency

Maintenance of a balanced business mix and risk profile
At the end of the 1990's, the Group began a strategic realignment of its business mix, shifting a portion of its capital allocation from Corporate and Investment Banking to its other target activities. Going forward, Société Générale will continue to pursue a policy of balanced growth, maintaining an even weighting in the contributions of the French Networks, Corporate and Investment Banking and the growth drivers: Financial Services, Retail Banking outside France and Global Investment Management and Services. This balanced business mix and risk profile will enable the Group to deliver strong growth and profitability.

Targeting of high-growth geographical regions and businesses
In the light of underlying trends in the global economy, Société Générale intends to reinforce its positions in geographical regions and businesses offering the best long-term growth prospects. The Group will achieve this through organic growth based on the transfer of its domestic expertise (among the projects already underway: Retail Banking in Russia, Corporate and Investment Banking in Asia), through partnerships (for example, in asset management) or through *acquisitions, if any opportunities arise that meet our strict criteria for value creation.*

Renewed efforts to enhance operating efficiency
Alongside these growth initiatives, the Group will remain focused on reducing its operating costs and generating productivity gains.

NET BANKING INCOME OF THE CORE BUSINESSES
in billions of euros


+7.9%/year
Corporate & Investment Banking
Global Investment Management & Services
Financial Services
Retail Banking outside France
French Networks
40%
4.6
4.5
39%
0.4
0.8
1.1
21%
35%
5.9
28%
4.7
2.3
2.0
1.8
37%

Net banking income of the core businesses in 1999: EUR 11.4 billion

Net banking income of the core businesses in 2004: EUR 16.6 billion

OPERATING INCOME OF THE CORE BUSINESSES
in billions of euros


Corporate & Investment Banking
Global Investment Management & Services
Financial Services
Retail Banking outside France
French Networks
35%
0.9
1.0
39%
0.1
0.2
0.3
26%
29%
1.5
36%
1.9
0.6
0.6
0.6
35%

Operating income of the core businesses in 1999: EUR 2.7 billion

Operating income of the core businesses in 2004: EUR 5.2 billion

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1.3 Key figures

Group consolidated figures

	2004	2003	2002	2001	2000
Results *(in millions of euros)*					
Net banking income[(1)]	16,416	15,637	14,573	13,966	13,799
Operating income	4,908	3,843	2,746	2,703	3,392
Net income before minority interests	3,465	2,755	1,651	2,327	2,877
Net income [(2)]	3,125	2,492	1,397	2,154	2,698
Retail Banking and Financial Services[(3)]	1,615	1,393	1,277	1,142	1,014
Global Investment Management and Services[(3)]	392	249	240	252	257
Corporate and Investment Banking	1,459	1,079	509	654	1,144
Corporate Centre and other	(341)	(229)	(629)	106	283
Activity *(in billions of euros)*					
Total assets and liabilities[(4)]	601.1	539.4	501.4	512.5	455.9
Customer loans[(4)]	198.9	177.5	174.2	166.3	148.5
Customer deposits	174.5	160.2	152.8	150.5	123.7
Assets under management	315	284	269	297.7	203.9
Equity *(in billions of euros)*					
Consolidated shareholders' equity	18.6	16.9	15.7	15.8	13.7
Total Equity[(5)]	23	21.3	19.5	19.9	16.9
Average headcount [(6)]	93,359	90,040	88,278	86,574	71,149

(1) 2001 and 2002 figures restated for operating expenses previously charged against net banking income, in accordance with the 2004 methodology.
(2) 2002 and 2003 figures restated for internal transfer of activities.
(3) 2001 and 2002 figures restated for internal changes made in the Group's structure in 2003.
(4) 2001 and 2002 figures restated in relation to the presentation used in 2001 and 2002 for annual reports.
(5) Consolidated shareholders' equity, minority interests, general reserve for banking risks and preferred shares.
(6) Including temporary staff.

CONTRIBUTION OF CORE BUSINESSES TO NET INCOME
In millions of euros


Core businesses
3,466
(ROE after tax: 28.3%)
Group
3,125
(ROE after tax: 18.9%)
Corporate and Investment Banking
(ROE after tax: 41.4%)
1,459
Global Investment Management and Services
392
Financial Services
385
1,615
Retail Banking
and Financial Services
(ROE after tax: 20.1%)
Retail Banking
outside France
French Networks
Corporate Center

Robust performances
From all the core businesses

Net income
EUR 3.1 billion:
+25.4%

Operating income
EUR 4.9 billion:
+27.7%



NET INCOME
In billions of euros



NET BANKING INCOME
In billions of euros



GROSS OPERATING INCOME
In billions of euros



B.I.S. RATIO
% at year-end



SHAREHOLDERS' EQUITY
In billions of euros



ROE AFTER TAX
%

Growth in results over the medium term

Solid fundamentals

Sound Group **profitability**

ROE after tax: 18.9%

ROE = Return On Equity

1.4 The Société Générale share

Stock market performance

Société Générale's share price rose by 6.4% in 2004, closing at EUR 74.45. In comparison, the CAC 40 index gained 7.4% and the EURO STOXX BANK index rose by 10.9% over this period. At December 31, 2004, the Société Générale Group's stock market capitalization amounted to EUR 33.1 billion, which ranked it seventh among CAC 40 stocks (fifth largest stock in terms of free float) and sixth among euro-zone banks.

The market for the Group's shares remained highly liquid in 2004, with an average daily trading volume on the CAC 40 of EUR 129 million, representing a daily capital rotation rate of 0.41% (versus 0.48% in 2003). In value terms, Société Générale's shares were the eighth most actively traded in the CAC 40 index.

Stock exchange listing

Société Générale's shares are listed on the Paris Bourse (deferred settlement market, continuous trading group A, share code 13080) and on the Tokyo stock exchange. They are also traded in the United States under an American Depositary Receipt (ADR) program.

Stock market indexes

The Société Générale share is a component stock of the CAC 40, EURO STOXX 50, MSCI Europe, FTSE Eurotop, FTSE4GOOD and Dow Jones Sustainability Index World indexes. It was included in the STOXX 50 (index of the 50 largest stock market capitalizations in Europe) on September 20, 2004.

Total return(1) for shareholders

The following table shows the overall return on investment for Société Générale shareholders over different time periods ending December 31, 2004. The figures are given as a cumulative total and an annualized average. For example, an investor holding Société Générale shares from January 1, 2000 to December 31, 2004 (i.e. over five years) would have obtained a cumulative total return(1) of 64% over the period, or an average of 10.4% per year.

TOTAL RETURN(1) FOR SHAREHOLDERS

Duration of shareholding	Date	Cumulative total return (1)	Annualized average total return (1)
Since privatization	Jul. 09, 1987	885%	14.0%
15 years	Jan. 1, 1990	600%	12.9%
10 years	Jan. 1, 1995	430%	16.4%
5 years	Jan. 1, 2000	64%	10.4%
4 years	Jan. 1, 2001	37%	8.2%
3 years	Jan. 1, 2002	38%	11.4%
2 years	Jan. 1, 2003	50%	22.5%
1 years	Jan. 1, 2004	12%	12.2%

Source : Bloomberg.

Dividend history

Between 1999 and 2004, the dividend paid by the Société Générale Group rose by an average of 16.3% per year. The Group's aim is to raise the payout ratio with respect to the average for the past few years, to a level close to 45%.

DIVIDEND, PAYOUT RATIO AND YIELD

	2004	2003	2002	2001	2000
Net dividend (in EUR)	3.30	2.50(2)	2.10(2)	2.10(2)	2.10(1)
Payout ratio (%) (3)	43	41	62	39	31
Net yield (%) (4)	4.4	3.6	3.8	3.3	3.2

(1) Total return = capital gain + gross dividend (including tax credit) reinvested in shares.
(2) Individual investors have a tax credit of 50%.
(3) Net dividend / earnings per share.
(4) Net dividend / closing price at end-December.

STOCK MARKET DATA		Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Common stock (number of outstanding shares)		445,153,159	438,434,749	430,170,265	431,538,522	423,248,418
Market capitalization (in EUR billion)		33.1	30.7	23.9	27.1	28.0
Earnings per share (in EUR)		7.65	6.07	3.41	5.35	6.78
Book value per share at year-end (in EUR)		45.5	41.0	38.4	38.6	34.4
Share price (in EUR)	High	75.5	70.0	80.5	74.6	70.1
	Low	65.0	42.9	38.1	45.9	48.2
	Close	74.5	70.0	55.5	62.9	66.2

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SHARE PERFORMANCE VERSUS CAC 40(1) AND DJ EURO STOXX BANK(1) INDEXES SINCE DECEMBER 31, 2002

(1) Base = Société Générale share price


2003
2004
Société Générale
DJ EURO STOXX BANK
CAC 40
Source Bloomberg

MONTHLY EVOLUTION OF SHARE PRICE


Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sept. Oct. Nov. Dec.
2003
2004
Highest closing price during month
Average closing price during month
Lowest closing price during month
Source Bloomberg

TRADING VOLUMES *(average daily volume in millions of shares)*


2003
2004
Source : Bloomberg

Common stock

At December 31, 2004, the Group's common stock comprised 445.2 million shares with a nominal value of EUR 1.25 per share. This increase of 6.7 million in the number of outstanding shares during 2004 breaks down as follows:

- 5.2 million shares issued and subscribed for by Group employees under the Company-sponsored employee share ownership plan;
- 1.5 million shares issued following the exercise of stock options. If all vested stock options were to be exercised, 448.5 million shares would be issued, representing a maximum potential dilution of 0.74%. The Group's common stock would then amount to EUR 560,585,283.75, divided into 448,468,227 shares.

Share buybacks

Since the launch of its share buyback program in September 1999, Société Générale has bought back 65.1 million of its own shares, for a total net amount of EUR 3.8 billion. In February 2002, it cancelled 7.2 million shares, representing a total of EUR 438 million. In 2004, the Group bought back 14 million shares for a total of EUR 961 million and sold or transferred 4.7 million shares with a book value of EUR 271 million.

At December 31, 2004, the Group held 30.4 million of its own shares (excluding 9 million treasury shares, representing 2.02% of share capital), representing 6.82% of the share capital and a book value of EUR 1,831 million. Of this total, 15.7 million shares with a book value of EUR 844 million are used to cover stock options granted to employees. At its meeting of February 9, 2005, the Board of Directors cancelled 11 million Société Générale shares, under the authorization granted by the General Meeting of Shareholders of April 29, 2004.

Changes in share ownership

In 2004, the "Fonds E" (the Société Générale employee share ownership plan) reduced its stake in Société Générale's capital from 8.03% to 6.88%.

BREAKDOWN OF CAPITAL AND VOTING RIGHTS[1] OVER 3 YEARS

	At Dec. 31, 2004		At Dec. 31, 2003		At Dec. 31, 2002	
	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights
Employees and former employees via the Group employee share ownership plan	7.42	13.57	8.46	14.21	7.83	13.11
Groupama	2.97	2.92	3.02	2.89	3.08	2.82
Meiji Yasuda Life Insurance Cy	2.49	4.73	2.52	4.68	2.97	5.28
CDC (general section)	1.87	3.10	1.97	3.14	1.88	2.94
Fondazione CRT	1.66	1.63	1.68	1.61	(2)	(2)
Dexia	1.44	1.42	1.31	1.26	1.40	1.28
Aviva	1.39	1.37	1.37	1.33	4.14	4.51
PSA	(2)	(2)	0.80	1.38	1.66	3.00
Pernod Ricard	(2)	(2)	(2)	(2)	0.69	1.26
Free float	71.92	71.26	72.01	69.50	70.80	65.80
Buybacks	6.82	0.00	4.81	0.00	3.46	0.00
Treasury stock	2.02	0.00	2.05	0.00	2.09	0.00
Total	100.00	100.00	100.00	100.00	100.00	100.00
Number of outstanding shares	445,153,159	452,307,138	438,434,749	457,086,131	430,170,265	469,480,478

To the best of Société Générale's knowledge, no other shareholders hold more than 1% of the capital or voting rights (excluding undertakings for collective investment in transferable securities (UCITS)).

(1) Including double voting rights (Article 14 of the Company's by-laws).

(2) Shareholders with less than 1% of capital or voting rights.

SHARE OWNERSHIP STRUCTURE AT DECEMBER 31, 2004



As % of capital
Employees via the Group employee share ownership plan
Shareholders with over 1% of the capital
Treasury stock
Buybacks
Other
7.42%
11.62%
2.02%
6.82%
71.92%
As % of voting rights
Employees via the Group employee share ownership plan
Shareholders with over 1% of the capital
Other
13.57%
15.17%
71.26%

1.5 What is the Corporate Governance policy at Société Générale?

Société Générale implements the recommendations given in the AFEP-MEDEF reports of September 2002 on the corporate governance of listed companies. In September 1995, three committees (Audit Committee, Compensation Committee and Nomination Committee) were set up. Since early 2000, the Board of Directors and the Committees have been governed by internal rules. A Directors' Charter lays out the compliance rules applicable to the Directors of Société Générale.

Board of Directors

Société Générale is a *Société Anonyme* (French limited liability corporation) managed by a Board of Directors. Under this structure, the Chairman, Daniel Bouton, also carries out the functions of Chief Executive Officer and is assisted by Philippe Citerne in the capacity of Chief Executive Officer. The by-laws provide for no particular limitations to the powers of the chief executive officers, who exercise their functions in accordance with the laws and regulations in force, the Company's by-laws and internal rules, and the guidelines set by the Board of Directors.

Duties and powers of the Board:

The Board of Directors determines the Company's strategy and ensures its implementation. The Board's internal rules stipulate that it must regularly examine the Group's strategy and deliberate *ex ante* on changes to the Group's management structure and on transactions – in particular acquisitions and disposals – that are liable to have a significant impact on the Group's earnings, the structure of its balance sheet or its risk profile. Since 2003, the internal rules have clearly stated the rules applicable in cases where the Board of Directors gives its prior approval to investment projects or more general strategic transactions. The Board is informed of and regularly discusses Group policy with respect to human resources, information systems and organization. The Board sets the remuneration of the chief executive officers and decides on the implementation of stock option plans in accordance with the authorization granted by the General Meeting.

Directors:

The Group's directors hold a significant number of shares personally: although the statutory minimum is 200 shares, the Director's Charter recommends that each director appointed by shareholders hold at least 600 Société Générale shares. Over 93% of directors comply with this recommendation. As provided for in the internal rules of the Board, half of directors' attendance fees are paid in proportion to attendance at Board or Committee meetings. The Directors' Charter stipulates that directors of Société Générale should abstain from carrying out transactions on securities issued by companies about which they have access to inside information. Like Group employees with access to privileged information, directors are prohibited from conducting transactions in Société Générale shares during the thirty days prior to the publication of results, and from carrying out speculative trading in Société Générale shares (shares must be held for at least two months, options trading is banned). The Directors' Charter was modified in January 2005 to extend this rule to transactions involving securities of listed subsidiaries of Société Générale.

Composition of the Board at December 31, 2004:

- **Daniel Bouton**
  Chairman and Chief Executive Officer
- **Philippe Citerne**
  Chief Executive Officer
- **Marc Viénot**
  Honorary Chairman of Société Générale
- **Jean Azéma**
  Chief Executive Officer of Groupama
- **Euan Baird**
  Company Director
  Independent director - Member of the Nomination Committee and the Compensation Committee
- **Yves Cannac**
  Member of the *Conseil économique et social* (French government advisory committee)
  Independent director – Member of the Audit Committee
- **Michel Cicurel**
  Chairman of the Management Board of Compagnie Financière Edmond de Rothschild and Compagnie Financière Saint-Honoré
  Independent director – Member of the Nomination Committee and the Compensation Committee
- **Elie Cohen**
  Professor at the *Université de Paris-Dauphine*
  Independent director – Member of the Audit Committee
- **Robert A. Day**
  Chairman and Chief Executive Officer TCW Group Inc.
- **Antoine Jeancourt Galignani**
  Chairman of Gecina
  Independent director – Chairman of the Nomination Committee and the Compensation Committee
- **Elisabeth Lulin**
  Founder and CEO of Paradigmes et Caetera
  (company specialized in benchmarking and public policy forecasting)
  Independent director – Member of the Audit Committee
- **Patrick Ricard**
  Chairman and Chief Executive Officer of Pernod-Ricard
  Independent director – Member of the Nomination Committee and the Compensation Committee
- **Anthony Wyand**
  Company Director
  Chairman of Audit Committee
- **Gérard Baude**
  Employee in Means of Payment department, Aix-en-Provence branch
  Director elected by employees
- **Philippe Pruvost**
  Asset manager advisor, Annemasse branch
  Director elected by employees
- **Marc Sonnet**
  Head of employee relations, Aix-en-Provence
  Director elected by employees

Board Committees

The Board's internal rules stipulate that preparatory work for its decisions in certain areas must be carried out by specialized committees composed of directors appointed by the Board. These committees examine matters within their remit and submit their opinions and proposals to the Board for approval.
Three such committees have been created: the Audit Committee, the Compensation Committee and the Nomination Committee. The Board may also set up one or more ad hoc committees.

Composition and missions of the Audit Committee at December 31, 2004:

Since April 20, 2004, the Committee has been composed of four directors, Ms Lulin and Messrs Cannac, Calvet and Wyand, three of whom are independent members. The Committee is chaired by Mr Wyand and is responsible for:

- Reviewing the draft financial statements before they are submitted to the Board, notably verifying how they were prepared and ensuring the relevance and consistency of the accounting principles and methods applied.
- Reviewing the choice of methods and rules used in the preparation of the consolidated accounts.
- Reviewing the consistency of procedures put in place to ensure proper internal control of operations, risk management and compliance with the corporate ethical policy.
- Managing the process for selecting the Statutory Auditors and providing the Board with an opinion on the appointment or renewal of the Statutory Auditors, as well as on their remuneration.
- Ensuring that the Statutory Auditors remain independent.
- Examining the work schedule of the Statutory Auditors.
- Examining the Group's internal audit schedule and the annual report on internal control drawn up in accordance with banking regulations, and formulating an opinion on the organization and functioning of the internal audit departments.
- Examining follow-up letters sent by the French Banking Commission and issuing an opinion on draft responses.

The Statutory Auditors attend meetings of the Audit Committee, unless the Committee decides otherwise.

Composition and missions of the Compensation Committee at December 31, 2004:

Made up of four independent directors, Messrs Baird, Cicurel (as of November 8, 2004), Jeancourt- Galignani and Ricard and chaired by Mr Jeancourt-Galignani, the Compensation Committee:

- Draws up and submits to the Board the criteria for determining the remuneration of the chief executive officers, including benefits in kind, insurance and pension benefits, as well as any compensation received from Group companies; it ensures these criteria are properly applied, in particular the rules governing performance-linked bonuses.
- Advises the Board on the policy for awarding stock options, and formulates an opinion on the list of beneficiaries.
- Is kept informed of the Group's compensation policy, in particular that applicable to senior managers.
- Prepares the annual appraisal of the chief executive officers and meets with the Group's outside directors to discuss these appraisals.
- Prepares Board decisions regarding employee savings schemes.

Composition and missions of the Nomination Committee at December 31, 2004:

The Nomination Committee is composed of the Chairman of the Board and the members of the Compensation Committee. It is chaired by the Chairman of the Compensation Committee and makes proposals to the Board for the appointment of new Board members and for the replacement of chief executive officers, especially in the case of an unexpected vacancy. The Nomination Committee prepares the Board of Directors' review of issues pertaining to corporate governance. It carries out the appraisal of the Board of Directors. It submits proposals to the Board of Directors concerning the presentation of Board members in the Annual Report, notably as regards the list of independent directors. It makes proposals to the Board regarding its composition, after carrying out any necessary inquiries. The Nomination Committee is informed prior to the appointment of any member of the Group's Executive Committee and any head of a corporate department who does not sit on this Committee. It is informed of the list of replacements for these senior managers.

1.6 What does the Group do in terms of Sustainable Development?

In 2004, Société Générale supported the addition of the 10th principle to the Global Compact, dedicated to the fight against corruption.
Société Générale's commitment to human rights is reflected in its practices, for example:
• the principles of the Global Compact are integrated into the guidelines issued to suppliers;
• all financing projects are assessed in advance to ensure they respect human rights;
• the Group has established rules governing its operations in "sensitive" countries: banking activities may only be developed in these countries if they meet the needs of the local customer base.
At end-2004, Société Générale had operations in 9[1] of the 27 countries classified as sensitive by EIRIS[2].
Since 2001, the Company has been actively involved in the work of UNEPFI[3], organizations such as the Wolfsberg Group (prevention of the financing of terrorism) and Transparency International.
It supports the London Principles[4] and the Carbon Disclosure Project (UK initiative to reduce greenhouse gas emissions). In 2004, the Group again sponsored the annual OECD forum and the FEDERE[5].
At end-2004, Société Générale signed the Charter of Diversity with 35 other major companies in France, underlining its commitment to maintaining cultural, ethical and social diversity among its staff.
In France, Société Générale has been a member of CNDD[6] since the council was formed, and remains part of the ORSE[7] network.
In the United Kingdom, Société Générale has joined Business in the Community[8], while in the Czech Republic, KB has become a member of a group formed by UNEPFI, charged with developing responsible financial practices in Central and Eastern Europe. KB has also incorporated the social and environmental criteria recommended by the BERD into its risk management procedures.

The ten principles of the Global Compact

Human rights - Businesses should:
- Principle n°1: support and respect the protection of internationally proclaimed human rights within their sphere of influence;
- Principle n° 2: and refuse to participate in or condone human rights abuses.

Labor standards - Businesses should:
- Principle n° 3: uphold the freedom of association and the effective recognition of the right to collective bargaining;
- Principle n° 4: uphold the abolition of all forms of forced and compulsory labor;
- Principle n° 5: uphold the abolition of child labor;
- Principle n° 6: and eliminate discrimination in employment and occupation.

Environment - Businesses should:
- Principle n°7: support a precautionary approach to environmental issues;
- Principle n°8: undertake initiatives that demonstrate environmental responsibility;
- Principle n° 9: and encourage the development and diffusion of environmentally friendly technologies.

Anti-corruption - Businesses should:
- Principle n°10: work against all forms of corruption, including extortion and bribery.

The 6 commitments of the Charter of Diversity

- **1.** To alert the managers and staff involved in recruitment, training and career management to the issues of non-discrimination and diversity;
- **2.** To respect and promote the application of the principle of nondiscrimination in all its forms and at all stages of human resources management, notably recruitment, training, career advancement and promotion;
- **3.** To seek to reflect the diversity of French society at all levels of the workforce, notably its cultural and ethnic diversity;
- **4.** To convey our commitment to non-discrimination and diversity to all our employees and advise them on the practical implications of this commitment;
- **5.** To design and implement a policy of diversity and make it a subject of dialogue with employee representatives;
- **6.** To include a chapter in the annual report describing our commitment to non-discrimination and diversity (actions implemented, practices and results).

(1) Algeria, Cameroon, China, Egypt, United Arab Emirates, Iran, Kazakhstan, Tunisia and Vietnam.
(2) Ethical Investment Research Service. EIRIS is the first and oldest (1983) European environmental and social information agency. FTSE4 Good uses EIRIS' research to compose its indexes.
(3) United Nations Environment Program Finance Initiative.
(4) The London Principles for Economic Prosperity, Environmental Protection and Social Development.
(5) European Forum for Sustainable Development and Corporate Responsibility, organized by Les Echos.
(6) French National Council for Sustainable Development.
(7) Observatory of Corporate Social Responsibility.
(8) An NGO with over 700 members that is committed to the gradual improvement of corporate responsibility. It encourages businesses to adopt responsible practices, support disadvantaged communities and innovate through shared experiences.

Société Générale has been a component stock of the main sustainable development indexes since their creation

Above-average rating for the sector

SAM, the Sustainability Asset Management agency (ratings agency for the Dow Jones sustainable development indexes), has revised Société Générale's rating steadily upwards since 2001. In 2004, Société Générale scored nearly 70% of the top ranking, compared with 64% in 2001.


2001
21
42
66
2002
31
49
78
2003
47
55
79
2004
42
58
84
Sector average
Société Générale
Best score in sector


0%
50%
100%
66
Economic considerations (1)
0 %
50 %
100 %
42
Environmental considerations (2)
0 %
50 %
100 %
60
Social considerations (3)

The Group has made considerable progress in its **Vigeo** rating and obtained the maximum score for the management of its customer and supplier relationships.

Criteria (min -- / max ++)		Rating 2004/05	Score 2004/05
Human Resources		+	65
Environment		+	60
Customers & Suppliers		++	68
Corporate Governance		=	55
Community Involvement		+	60
Human Rights		+	65

Score scaling : 0 to 100



(- below average, = average, + above average, ++ pioneer)

In 2003, **Innovest** allocated Société Générale a social rating of A (ranked 7th) and an environmental rating of BBB (ranked 12th) on a scale of 7 ratings ranging from AAA to CCC.

The Société Générale share is included in 86% of French ethical funds[(4)].

(1) Prevention of corruption, compliance, risk management, corporate governance and knowledge of sustainable development issues.
(2) Level of environmental management policy and system, exploitation of business opportunities, proprietary environmental performance and environmental risk management, particularly in financing activities.
(3) Development of human capital, social practice measures, commitment to stakeholders and consideration of customer needs and populations in difficulty.
(4) Novéthic – *Special French SRI report* – La lettre de l'économie responsable, *July 2004*

2 Being a Société Générale shareholder

2.1 What are your rights as a Société Générale shareholder in France?

Being a Société Générale shareholder makes you, along with the other shareholders, a "co-owner" of the company. Whatever your type of shareholding, you thus need to own a single share to be entitled to the following rights:

The right to information

Every shareholder can exercise his or her right to information by asking to receive or by consulting different documents regarding the running of the company, either prior to the General Meetings, or as a permanent right, by examining company documents covering the last three years (these documents are available for consultation at the Registered Office).

Société Générale publishes quarterly financial results and also informs its shareholders through the press (press releases or financial communications), through the Letter to Shareholders or the telephone information line (toll-free number from France: 0.800.850.820) and on internet: www.socgen.com.

The right to be paid a dividend

The dividend is the part of the company's income that is paid to its shareholders. It is made of the year's financial results, possibly completed by distributable retained earnings constituted earlier on. The amount of the dividend is determined by the Board of Directors then agreed by vote at the General Meeting. The amount is the same for each share, but may vary from one year to another.

To be paid a dividend, a shareholder must be in possession of the share at the closing of the session the day before the detachment.

The right to participate in the Group's management through the vote at the General Meeting

General Meetings

The Ordinary General Meeting (OGM) is held yearly to give shareholders information on the running of the company, as well as for the approval of accounts of the past period, for deciding on the allocation of results, determining the dividend and authorizing share buyback programmes. Its role is also to proceed to the appointment or renewal of directors and statutory auditors. Decisions are made to the simple majority of shares present or represented.
The Extraordinary General Meeting (EGM) is held when a change in the company's by-laws is presented to shareholders, in particular an operation on the company's capital such as a capital increase or reduction. An EGM is also necessary to authorize the attribution of stock-options to employees and chief executive officers. Decisions are made to a majority of two thirds of the shares present or represented.
Lastly, the Joint General Meeting is when the OGM and EGM are held at the same date and announced on the same notice.

The right to participate in the General Meeting

Every shareholder can attend the General Meeting provided their shares are registered on their account 2 days before the Meeting. Shareholders automatically receive a notice convening them to the Meeting or, should they not receive it, they must address their financial intermediary so as to obtain this notice in exchange for a certificate proving that their shares are not available for sale. If they wish to be physically present at the Meeting, shareholders must ask for an admission card. If a shareholder does not receive his or her admission card in due time, he or she can nevertheless present himself or herself at the entrance desks at the Meeting, with a piece of identity and their certificate if they have one.

Voting rights

Each share gives its holder a voting right* enabling him or her to express an opinion on the resolutions presented at the General Meeting. Any shareholder can use this voting right by attending the General Meeting, by correspondence, by giving authority to a legal representative (husband / wife or another shareholder), or by giving it back to the Meeting's President who will use it to vote in favour of the resolutions.

** A double voting right is granted for all shares that have been held under a direct registered form for at least two years according to Société Générale group by-laws.*

INDIVIDUAL INVESTOR RELATIONS

Toll-free number (France only): 0 800 850 820

Fax: 33 (0) 1 41 45 92 27

E-mail: actionnaires.individuels@socgen.com

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The right to take part in capital transactions

In the event of capital transactions, shareholders have preferential subscription rights and allocation rights.

- **Preferential subscription rights:** if the company decides to increase its capital via a public issue, preferential subscription rights are attached to all existing shares, and may be used to subscribe new shares in cash. These rights are tradable, and can be bought and sold separately from the shares themselves over the duration of the public issue.

  The issuer may decide to give up these rights (Extraordinary General Meeting decision), in which case they may be replaced with **a subscription priority**: existing shareholders may subscribe the newly issued shares for a period of time before their sale is opened to the rest of the market. Past that term, existing shareholders no longer have priority over new ones in the list of orders.

- **Allocation rights:** the company's capital can be increased by capitalization of retained earnings, profits or premiums. In such a case, the company creates new shares that are allocated to all existing shareholders for free, or the nominal value of existing shares is increased. In the case of allocation of new shares, existing shareholders receive allocation rights for these free shares in proportion to the number of shares they hold. Those allocation rights are quoted separately.

At the General Meeting, it may be decided that rights composing odd lots:

- **Either are not negotiable**, in which case the corresponding shares are sold and the profit of the sale is allocated to the owners of the rights;

- **Or remain negotiable on the market,** which enables the owners of those rights to sell them, or to buy complementary rights so as to own the exact number of rights needed for the allocation.

2005 SHAREHOLDERS' DIARY

FEBRUARY 10	**Group results for 2004**	MAY 30	**Dividend payment date**
MARCH 10	**Publication of 2004 accounts under IFRS**	AUGUST 4	**Group results for the 2nd quarter 2005**
MAY 9	**Annual General Meeting of Shareholders**	NOVEMBER 17	**Group results for the 3rd quarter 2005**
MAY 25	**Group results for the 1st quarter 2005**		

2.2 How are Individual Investor Relations run at Société Générale?

In a permanent effort to promote a policy based on dialogue and proximity, Société Générale organises several meetings every year with its shareholders: the Annual General Meeting, but also other meetings in different French cities, and on the occasion of Salon Actionaria (a Shareholders' information Fair held every year in Paris).

The Group also informs you by putting the following documents at your disposal:
- Press releases and financial notices in the press, announcing the General Meeting, yearly and quarterly results, and all important events;
- Publications in the French Bulletin of Mandatory Legal Notices (BALO);
- The annual report, quarterly and half-yearly result publications, and all presentations made to financial analysts;
- The Letter to Shareholders.

This information is entirely available on our internet site and may be consulted at all times at: www.socgen.com.

The Individual Investor Relations Team

A dedicated team is at your disposal:
- You can contact us from Monday to Friday, between 9 a.m. and 7 p.m. Paris time, by calling our Shareholder Toll-free number (from France) –0.800.850.820 or by e-mail at: actionnaires.individuels@socgen.com.
- You can also send us a fax at +33.(0)1.41.45.92.27 or write to us at the following address:

  Société Générale
  Relations Actionnaires individuels – DEVL/INV
  17, cours Valmy
  92 972 Paris la Défense cedex
  FRANCE

The Société Générale Shareholders' Club

In its aim to uphold a relationship of trust and close links with its shareholders, Société Générale has been offering its shareholders a list of exclusive services through the Société Générale Club since 1992. The Club is open to all individual shareholders – be they clients or not – who hold a minimum of 100 Société Générale shares.

Its aim is to offer services to a community of individual investors who have granted Société Générale with their trust.

Being a Club member gives one the opportunity:
- to meet members of Top Management and stock-exchange experts at meetings organised everywhere in France by the Société Générale Club;
- to subscribe to the Club Chronicles, a financial and patrimonial quarterly newsletter written exclusively for members;
- to be invited to cultural events sponsored by the Mécénat Musical Société Générale foundation or organized around the artistic sponsorship of the Group;
- to receive privilege propositions for Bordeaux fine wines, invitations to art exhibitions or branch tours...

The Shareholders' Consultative Committee

The Shareholders' Consultative Committee was created in 1988 and counts 14 members: 2 representatives of Shareholders Associations, who have a permanent mandate, and 12 individual shareholders with a 3-year mandate. The Committee held 2 sessions in the course of 2004.

The Committee has a threefold mission regarding the Group's policy towards individual shareholders:
- to give counsel on the Group's communication policy;
- to offer new ideas for this communication, and in particular ideas for key messages;
- to be spokespersons for individual shareholders towards Group Management.



THE SHAREHOLDERS' CONSULTATIVE COMMITTEE

From left to right: Guillaume Raffy, Patrice Leclerc (President of Club Assact SG), Michel Gouy, Christiane Tincelin, Marcel Tixier (President of ANAF), Brigitte Reech, Philippe Citerne, Sylvie Owen, Guy Scherrer, Eric Pérouse, Patrick Bindschedler, Kathleen O'Donoghue.
Not pictured: Martine Adam-Roussel, Florence Klein-Bourdon, Annie Méa.

2.3 How to manage your shares?

Types of shareholding in France and related fees

Your shares are registered on a securities account under your name, in two possible forms:

- As **"bearer shares"**: the account is managed by your bank or financial intermediary, be it Société Générale or another. If it is held at Société Générale, you will be identified as one of the Group's shareholders; otherwise the Group cannot access your account, and will thus not know you for one of its shareholders.
- As **"administered registered shares"**: the account is also managed by your financial intermediary, but what's more, the shares are registered in the books of the issuing company, who can thus send you information on a regular basis as well as your entry card to the Annual General Meeting. You needn't ask for a stock certificate to attend the AGM.

If you own **"registered shares"** they are not held on a securities account, but directly registered in the books of the issuer or of its registrar. Holding registered shares entitles you to personalised information and to your AGM entry card just like holding administrated registered shares does. Registered shares are generally free of custody charges[1].

[1] Registered Société Générale shares, but also other securities issued by the Group (Société Générale bearer share, Société Générale or Crédit du Nord mutual funds, Boursorama shares...etc.) deposited on a Société Générale securities account are free of custody charges.

Taxes for shares held in France, if you are a Resident

Remark: There is no difference made between registered shares and bearer shares.

Taxes on dividends

The dividend is the amount used to determine your securities-related income tax and the 11% "social contribution". However, this amount is tax-free if it is at most equal to € 2,440 a year for a married couple, and € 1,220 a year for a single person.

Whatever their amount, dividends are free of income tax (but not of the social contribution) when registered in a PEA fulfilling all conditions required by the law.

Moreover, dividends give right to a tax credit equal to 50% of received revenues, limited to EUR 230 for a couple and to EUR 115 for single persons, including dividends paid on a PEA.

Taxes on capital gains

Capital gains derived from sales outside of a PEA are subject to a 16% tax (+ an 11% social contribution) but only if the sum of cumulative sales for the year totals over a given limit (€ 15,000 for 2003). The total amount of capital gains is obtained by adding the sale of French and international securities, unlisted securities and Mutual Fund shares.

On the other hand, capital gains made within a PEA are tax-free, and the sales made within a PEA are thus not taken into account to obtain the taxable total. However, should a withdrawal be made from the PEA before its fifth year, not only would the PEA be automatically closed, but all gains made within it from the day of its opening would be taxed.

Outside of a PEA, losses can be deducted from the sum of capital gains, on the same year or on one of the nine subsequent years, under the condition that the total sales realized on the year when the losses were made should be superior to the tax limit.

For further details, you can consult with Société Générale or Crédit du Nord Account Managers at any time.

Transferring your shares (in France)

Donations or **inheritance** of shares obey the French Law. As a reminder, donations up to € 50,000 for a child and to € 30,000 for a grandchild every ten years are tax-free.

American Depositary Receipts

Société Générale shares are traded in the United States under an American Depositary Receipt program.

Société Générale Memento:

	Registered shares	Administered registered shares	Bearer shares
AGM entry card	Sent to all shareholders.		Automatically sent to some shareholders, or at your request.
Entrance to the AGM	Granted on presentation of the entry card or a piece of ID.		Granted on presentation of the entry card, which itself is granted on presentation of a stock certificate.
Buying or selling your shares	Orders given directly to the Société Générale Registered shares Department, by post, fax or internet.	Orders given to your financial intermediary.	

2.4 How do stock markets work?

What are securities?

Shares are a part of the company's capital; they are a certificate of ownership. All shares have the same face value, and their total sum makes up the share capital. Société Générale Group's share capital at Dec. 31, 2004 mounts up to € 556,441,448.75 for 445,153,159 shares of a € 1.25 face value. The share price is the same for every share, and multiplying this price by the number of shares makes up market capitalisation, i.e. the value that the market grants the company with, which is, for Société Générale group at December 31, 2004, € 33.1 Bn for a € 74.50 share price.

Bonds are fixed-income negotiable securities, representing part of a debt issued by the company. The holder is guaranteed to receive regular income (interest) and a full capital payback at the bond's maturity date.

Some companies also issue complex securities giving access to their capital, such as SSWAs (Shares with Share Warrant Attached), BSWAs (Bonds with Share Warrant Attached), convertible bonds, "OCEANEs" (Bonds Convertible into New or Existing Shares), BRSes (Bonds Redeemable in Shares)...etc. For definitions of these securities, a glossary is available chapter 3.

What are the different stock markets?

In France, shares are exchanged on two different kinds of markets: **regulated markets** and the **open market**.

There are three regulated markets in France, i.e. markets with formal rules approved by the AMF (French Financial Markets Authority) destined to guarantee negotiations to run smoothly:

- **The First Market (Premier Marché)**, for French and foreign Blue Chip companies listed in Paris. Several conditions must be fulfilled to be quoted on this market, namely making a minimum of 25% of the capital public and presenting a three-year history of profitability just before the market introduction.
- **The Second Market (Second Marché)** concerns mid-sized companies wishing to diversify the sources of their funding, but sometimes also as a first step towards the First Market. Conditions of admission on this market are globally more flexible: the company must open a minimum of 10% of its capital and must present two years' profitable results.
- **The New Market (Nouveau Marché)** is destined to answer the important financial needs of fast-growing, high-potential, innovative start-ups, often working in the sector of New Technologies, who cannot yet present a history of profitable results enabling them to access the First or Second Markets.

The Open Market enables trading on securities of companies that cannot access the other markets and whose transaction volumes are low. Quotations on this market are open, with the sole obligation of using a certified broker for the company's introduction. The companies listed on this market are submitted to verifications and a follow-up by the AMF. All transactions are spot.

How are shares traded?

Transactions can be **spot**, i.e. with complete and immediate payment. For securities with high transaction volumes, and which are specifically listed, acquisitions may also be paid through the **Deferred Payment Service (Service de Règlement Différé or SRD)**: orders are registered and remain valid up to 5 working days before the last session of each civil month, at which date (called the "fixing date") all payments are settled, thus enabling one to buy securities without necessarily having the corresponding amount of money available at the time of the transaction.

Who are the main actors on financial markets?

In France today, markets are under the control of the Financial Markets Authority **(Autorité des Marchés Financiers or AMF)**, born out of the merger of COB (Commission des Opérations de Bourse, equivalent of the American S.E.C.), the CMF (Financial Markets Council) and the CDGF (Centre for Discipline of Financial Management). The AMF sees to the protection of investors, to the quality of information issued by the companies, and more generally to the smooth running of the markets. It establishes their organisation and ethic rules, and controls all issuances and introductions, as well as all public offers on French listed companies.

Euronext is the company in charge of operating the regulated markets, in terms of IT systems and services of quoting and order execution, in terms of advertising of negotiations and admissions, and in terms of new memberships.

Brokers are the link between individual or institutional investors and the market. They are in charge of transmitting and executing orders, as well as managing the securities' delivery and payment. These intermediaries are stock broking companies, banks and online brokers.

Investors are the companies' shareholders. They may be individual shareholders, employees owning company stocks directly or through a Company savings Plan, institutional investors (financial institutions, pension funds, mutual funds or trusts, retirement funds...etc.) or "industrial" investors (companies owning shares of another company).

Financial analysts either work for banks and brokers – they are "sell-side" analysts – or for investors – "buy-side" analysts – and are in charge of analysing companies to determine their "fair value" and of making recommendations on securities issued by those companies (buy, sell, hold...).

What are the main indexes?

Indexes are weighted averages of several securities that indicate the Stock exchange's global trend. The companies are chosen according to their market capitalization, their liquidity ratio and their line of business.

In France, the index used is **CAC 40**. It is composed of 40 companies out of the top 100 market capitalizations of the First Market, and whose business lines give the index a representative structure marketwise. It is the expression of the market capitalization of these 40 companies compared with a base 1000 at December 31, 1987.

The SBF 120 is composed of those 40 CAC 40 securities plus 80 other French companies chosen amongst the top 200 market capitalizations of the First and Second Markets.

The Dow Jones Euro STOXX is a global eurozone reference index comprised of 360 securities selected among the zone's 11 countries.

Lastly, the Dow Jones STOXX 50 is composed of 50 securities selected among 16 European countries, constituting a homogeneous reference index for European Blue Chips.

The most commonly known non-French indexes are the Footsie in England, the Dax in Germany, the Dow Jones and Nasdaq in the United-States, and the Nikkei in Japan.

How does the Paris stock exchange work?

Transactions are negotiated through an IT system linking the different intermediaries with the Stock exchange's central computers. This system is called NSC (Nouveau Système de Cotation, or New Quoting System). All incoming orders are ranked, first according to their price limit, then, within each price limit, by chronological order of reception. This ranking is called the "book of orders" or "scale of orders".

For the Securities with the highest liquidity ratios of the First, Second and New markets, the trading is continuous and each session goes through 5 stages:

- Before the opening, between 7:15 and 9:00 a.m, orders are registered on the market sheet but no transaction is operated. This stage is the **bookbuilding**;
- At opening time, the system calculates an equilibrium price for each security, called **opening price**, which is the price allowing for the immediate realization of the greatest possible number of orders;
- While the **session** is open, between 9:00 a.m. and 5:25 p.m, the system of exchange works continuously. All orders are immediately put through, provided a compatible reverse order exists.

For example, an investor can only sell shares if there are one or more buyers for those shares, for a compatible price with the one asked for by the seller. The system works in the same manner for an investor who wishes to buy shares. The execution of an order may thus be only partial if the reverse order or orders concern a smaller number of shares.

- For five minutes, between 5:25 and 5:30 p.m, orders continue to be registered, but operations are suspended. This period is called **pre-closing**;
- Finally, at closing time at 5:30, orders are no longer registered and the system calculates a last price called the **closing price**, which will serve as a reference for the following session.

Equities from the First, Second and New Markets with low transaction volumes are quoted by a **double fixing**. This quotation is calculated in the same way as an opening or a closing price would be in the continuous quotation system, and market prices are thus fixed twice daily, at 10:30 a.m. and 4:00 p.m, after a pre-opening period between 7:45 and 9:00 a.m.

Lastly, Free Market equities are quoted by a daily **fixing**, at 3:00 p.m, after a pre-opening at 7:45 a.m.

How to read a quotation?

Company Telephone - ISIN code ❶ Market - indexes Sector	Number of shares	Share price at 12.31.04 Former price at 12.24.04 Extremes: ❷ Over a week Over 12 months	Variations: ❸ Over the week Over 12 months	Dividend: ❹ Date of last Net paid Nature Periodicity	Capitalization 2004 NBI 2004 Equity in EUR millions ❺	Company value/NBI ❻ Mean weekly volume Weekly vol. / vol. of 12 months ❼	2003 Nets earnings per share 2004 NEPS in euros ❽	2003 PER 2004 PER ——— 04 PEG ❾	03 return 04 return ❿
Société Générale 0142142000 – FR0000130809 P – CAC40, SRD Bank	445,153,159	74.50 74.70 74.20 / 74.90 65.00 / 75.50	-0.33% +6.36%	05.18.04 2.10 Total annual	33,164 16,416 23,000	2.02 457,000 0.25	6.07 7.65	11.50 9.74 ——— 0.38	3.57% 4.43%

❶ **ISIN code**: identification number of an equity.

❷ **Price extremes**: Highest and lowest price (over the past week or year) corrected in the event of an operation on the capital over the period.

❸ **variations** : calculated starting from the closing of the first session of the week or of the first session of the last 12 months.

❹ **dividend**
net paid: amounts in € of the last dividend paid;
nature of payment: interim dividend, remainder or total.

❺ **capitalization**: market capitalization (price x number of existing shares) i.e. EUR 33.1 billion for Société Générale at 12.31.2004;
2004 NBI: Banks' turnover is called Net Banking Income (NBI);
2004 Equity: total equity at 12.31.2004;

❻ **Company value/NBI**: ratio of market capitalization over NBI.

❼ **traded volumes**
Mean weekly volume: average daily volumes of shares traded over the last week;
Weekly volume / volume of 12 months: average daily turnover of capital over 12 months;

❽ **NEPS**: net earnings per share – it is the ratio of Net income over the total number of shares in circulation (for 2004, EUR 3.1Bn / 408 million shares)

❾ **PER**: Price Earning Ratio – it is the ratio of share price over NEPS (2004 PER for Société Générale: 74.50/7.65);
PEG: it is the ratio of PER over growth in profits (9.74/25.4 for Société Générale for 2004);

❿ **Return**: it is the ratio of dividend over share price.

How to run an order?

All orders must be sent to your financial intermediary for bearer shares, and to the Equity Department of the issuer or of its registrar for registered shares.

Different types of orders may be run:

- **A Market Order** offers no guarantee in terms of price. It is executed at opening price if it was run the day before, or at the best available price during the session.
- **An Order at Any Price (?)** has priority over all other orders but can only be executed in its entirety. It thus needs an equal reverse order. Share price is not taken into account.
- **A Limit Order** enables the shareholder to fix a maximum buying price and a minimum selling price. It is only executed within the price limits given by the orderer.
- **A Best-Limit Order (?)** will be executed at the best available price (when it arrives on the market) given for the quantity negotiated, i.e. without breaking up its execution.
- **A Threshold Order (?)** will be executed as soon as the share price reaches – upward or downward – the threshold determined by the orderer. The order does not appear on the market sheet until the price reaches the given threshold.
- **An All or None Order** is used to avoid breaking-up the execution while guaranteeing a price limit. It works just like an Order at Any Price, but with a price limit. This order does not have priority over others and does not appear on the market sheet.

In France, running an order has a price, which includes a Stock-market tax ("impôt de Bourse") and brokerage fees. The Stock-market tax equals 0.30% of the gross amount of all transactions between € 7,668 and € 153,000 and 0.15% for the fraction beyond this amount. Its total amount cannot exceed € 610. Brokerage fees vary from one broker to another. On the Société Générale website LogitelNet fees amount to 0.45% of the transaction price (Taxes Not Included).

A shareholder must also pay annual custody charges for all bearer shares and administrated registered shares. Registered shares are generally free of custody charges, as is the case for Société Générale shares. Moreover, all bearer shares issued by Société Générale Group and held on a Société Générale Securities Account (Société Générale shares, Société Générale or Crédit du Nord Mutual Funds, Boursorama shares...etc.) are free of custody charges.

How to judge share performance?

Several ratios can help a shareholder to judge share performance. The main ones are the following:

- **PER (Price Earning Ratio)** is the ratio of share price over the amount of Earnings per Share of the coming year. The higher the PER, the more expensive the share, as a high PER means that share price is high compared with expected profits. On the contrary, the lower the PER, the cheaper the share. It is important to note that comparisons between different PERs only make sense within a same business area.
- **Price to Book** is the ratio of share price over non-revalued Net Book value per share. The Book value of a company is the difference between everything it owns and everything it owes (bank loans, debts...). Book value is also called "net worth" or "equity". Price to Book thus compares the market capitalization of a company with its Book value (or accounting value). When stock is very superior to net worth, it often means that investors expect important growth in company profits, and vice-versa. A company whose Price to Book is largely under 1 might thus not necessarily be a bargain. The analysis of this ratio must be used alongside others.
- **The Payback Period** is the number of years of earnings per share necessary to recover the initial investment. Its advantage as an analysis instrument is that it takes into account not only the PER, but also the estimated profit growth rate and the level of long-term interest rates, two key indicators for investors.

An evaluation of share performance can also be given by **capital gains** made over a given period of time, i.e. the difference between selling price (at end of period) and buying price (at beginning of period).

Yield is the estimation of share performance based on dividends paid by the company: it is the ratio of the dividend per share over share price. It measures, at a given time and price, revenues generated by an equity.

Last of all, **Total Shareholder Return** combines capital gains and the supposedly reinvested global dividend to calculate a return.

3 Complementary information

3.1 Financial glossary and most currently used acronyms

Adjusted share price: new determination of a share price to include operations which have brought on changes in the amount of capital, so as to enable comparisons of share price evolutions over time.

ADR (American Depositary Receipt): negotiable depositary certificate listed in US Dollars and whose attached interests are paid in US Dollars, representing one or more shares. It enables a non-American company to be listed in the USA under certain conditions.

Allocation rights: the company's capital can be increased by capitalization of retained earnings, profits or premiums. In such a case, the company creates new shares that are allocated to all existing shareholders for free, or the nominal value of existing shares is increased. In the case of allocation of new shares, existing shareholders receive allocation rights for these free shares in proportion to the number of shares they hold. Those allocation rights are quoted separately.

Amortization: expense posted to financial results in order to spread the cost of equipment and property over its estimated lifespan.

Auto-control: part of a company's capital owned by the company itself. Auto-control shares do not give access to voting rights or dividends, and are not counted in the calculation of Net Earnings per Share.

Autorité des Marchés Financiers (AMF): French Financial Markets Authority, born of the merger of COB (Commission des Opérations de Bourse, equivalent of the American S.E.C.), the CMF (Financial Markets Council) and the CDGF (Centre for Discipline of Financial Management). The AMF sees to the protection of investors, to the quality of information issued by the companies, and more generally to the smooth running of the markets. It establishes their organization and ethic rules, and controls all issuances and introductions, as well as all public offers on French listed companies.

Avoir fiscal: tax credit on dividends paid on French shares, equal to 50% of those dividends. The shareholder could write this amount off his taxes. The "Avoir fiscal" was abolished in 2005.

Balance sheet: financial statement of resources (liabilities, i.e. debts) and uses (assets, i.e. property) of a company at a given date.

Bond: debt security.

Broker: intermediary between individual or institutional investors and the market. Brokers are in charge of transmitting and executing orders, as well as managing the securities' delivery and payment. These intermediaries are stock-broking companies, banks and online brokers.

Brokerage fee: commission paid by a shareholder for the execution of an order. Its amount depends on the broker's prices and the amount of the transaction.

BRS (Bond Redeemable in Shares): bonds paid back in shares of the issuer. BRSes create no funds flow for payback and automatically turn into equity, as opposed to convertible bonds for which there is always a risk that the bond is not converted when it reaches maturity date.

BRSC (Bond Redeemable in Shares or Cash): short-term bonds that can be paid back either in new shares or in cash, depending on the realization of pre-determined hypotheses. For example, they can be issued in the context of a takeover bid, under the condition that if the bid is successful the bonds will be redeemable in shares of the issuer / buyer and that if the bid fails they will be redeemable in cash, since the buyer will then not need the cash collected via their issuance.

CAC (Cotation Assistée en Continu): Paris stock-market IT system of quotation.

CAC 40: Paris stock-market index, composed of equity of 40 companies out of the top 100 market capitalizations of the First Market, and whose business lines give the index a representative structure marketwise. It is the expression of the market capitalization of these 40 companies compared with a base 1000 at December 31, 1987.

Capital gain, capital loss: difference between the price at which a share is sold and the price for which it was bought. If this difference is positive it is called a capital gain (the seller makes money) and if it is negative it is called a capital loss.

Capital increase: procedure giving a company access to fresh equity capital by selling new shares on the market, usually for a lower price than the last quoted share price.

Chart analysis: technical study whose objective is to determine market trends by analyzing charts based on share price evolutions and traded volumes.

Consolidated accounts: accounts used for presenting the financial statements and results of several companies of a Holding as if they made up a single company.

Continuous trading: continuous trading enables the execution of orders at any time during the session, between 9 a.m. and 5:30 p.m.

Convertible bond: bond offering the possibility of being converted to a security that will give access to the issuer's capital, following afore-fixed principles.

Corporate governance: setting up of processes guaranteeing transparent information, an equal treatment of all shareholders and a balanced level of the power of decision shared between the company's management and its shareholders.

Cost of risk: book registration of provision charges and releases on banking risks (including provisions for credit risks and execution risks).

Cost to income ratio: ratio showing how much of the NBI (Net Banking Income) is used to cover the company's operating expenses.

Coupon: the coupon attached to a security represents the owner's right to be paid the revenue distributed for that security and for a given period (annual interest for a bond, dividend for a share).

Custody charges: fees paid to banks by clients for the custody of their equities accounts.

CVG (Certificat de Valeur Garantie): French financial instrument guaranteeing a minimum share price at a specified future date. Issued on the occasion of financial operations (generally a takeover bid or a share exchange offer), it enables shareholders of the target company to receive an amount of money equal to the difference between the price offered in the takeover bid and a "reference share price", should the former be higher, guaranteeing that the shareholder will get a minimum price in payment of his or her shares.

Deferred Payment Service (Service de Règlement Différé): the most liquid securities on the different markets can sign up for this service, which then enables shareholders, provided they pay interest, to buy securities without necessarily having the corresponding amount of money available at the time of the transaction. Orders are registered and remain valid up to 5 working days before the last session of each civil month, at which date (called the "fixing date") all payments are settled.

Dilution: decrease of share value consequent to the creation of new shares at a lower price than the market share price, and that a shareholder will suffer from if he or she can't subscribe to that capital increase.

Dividend: part of the company's income that is paid to shareholders. It is made of the year's financial results, sometimes completed by distributable retained earnings constituted earlier on. The amount of the dividend is determined by the Board of Directors then voted on at the General Meeting. The amount is the same for each share, but may vary from one year to the next.

Document de référence: document with comprehensive economic, accounting and judicial information on a company. Its publication is a legal obligation for French companies. The document is filed with the AMF and regularly updated.

Equity: sum of consolidated shareholders' equity, minority interests, general reserve for banking risks and preferred shares.

Euroclear: company that manages the payment and delivery systems of national and international operations on shares and bonds in several countries, including France. Market intermediaries must sign up for membership to use the system, in which listed companies appear under a "Euroclear code" (the former "Sicovam code").

Euronext Paris: company in charge of operating the regulated markets, in terms of IT systems and services of quoting and order execution, in terms of advertising of negotiations and admissions, and in terms of new memberships. It belongs to Euronext Group, a Dutch holding under which the French, Dutch, Belgian and Portuguese stock-exchanges were regrouped in September 2000.

Eurostoxx 50: market index composed of 50 listed Eurozone companies among the most actively traded.

Eurostoxx bank: market index composed of the 43 listed banks of the Eurozone.

EVA (Economic Value Added): difference between the operating profit and the weighted average cost of the capital used for the operation of the company.

Exceptional items: difference between windfall profits and non operating expenses that are not derived from the bank's operations, and registered before taxes.

Financial analysts: professionals either working for banks and brokers – "sell-side" analysts – or for investors – "buy-side" analysts – and who are in charge of analyzing companies to determine their "fair value" and of making recommendations on securities issued by those companies (buy, sell, hold...).

Fixing: determination of a share price at the end of a given period, when volumes of trade are too low to require continuous trading, or at the opening and closing of a session.

Fixing date: date at which all payments are settled on Deferred Payment Service (SRD) transactions, 5 working days before the last session of each month.

Free float: part of a listed company's capital in the hands of the public, i.e. the persons or entities liable to buy or sell shares at any time.

Fundamental analysis: valuation of an equity based on a detailed analysis of the company, the company's financial performance, as well as economic trends in general and on the company's specific business area.

Back to contents

General Meeting: The Ordinary General Meeting (OGM) is held yearly to give shareholders information on the running of the company, as well as for the approval of the accounts of the past period, for deciding on the allocation of results, determining the dividend and authorizing share buyback programmes. Its role is also to proceed to the appointment or renewal of directors and statutory auditors. Decisions are made to the simple majority of shares present or represented.
The Extraordinary General Meeting (EGM) is held when a change in the company's by-laws is presented to shareholders, in particular an operation on the company's capital such as a capital increase or reduction. An EGM is also necessary to authorize the attribution of stock-options to employees and chief executive officers. Decisions are made to a majority of two thirds of the shares present or represented.
Lastly, the Joint General Meeting is when the OGM and EGM are held at the same date and announced on the same notice.

General reserve for banking risks: this reserve is a part of the bank's equity and its constitution is aimed at covering charges or risks linked to the banking business but whose realization is uncertain as yet.

Goodwill: difference between the price paid when buying a company and that company's revalued Net Book Value.

Gross Operating Income: its amount is the NBI minus overhead charges.

Guaranteed quotation: when a company buys a block of shares from a shareholder giving it control over a listed company, it is under the obligation to offer the same conditions of transaction to all the other shareholders of that company.

Hedging: activity whose goal is to make profits on valuation gaps created between two financial assets on the occasion of a takeover bid or a share exchange offer, and specifically differences between the last listed price of the target company and the price offered by the potential buyer.

Impôt de Bourse: French Stock-market tax paid on transactions from € 7,668 upwards. It equals 0.30% of the gross amount of all transactions between € 7,668 and € 153,000 and 0.15% of the fraction exceeding € 153,000. Its maximum amount is € 610.

Institutional investors: Companies whose activity resides in investing in securities, and particularly shares, for example pension funds, mutual funds, UCITs, or retirement funds.

International Solvency Ratio: ratio of a bank's equity over its risks, which gives a measure of its financial robustness.

Investment club: group of individuals united to collectively manage an equity portfolio. Each member pays an annuity that is invested in this portfolio, and all revenues and capital gains are shared between members.

Liquidity: describes a market on which transactions do not provoke strong price fluctuations.

Market capitalization: number of shares in circulation multiplied by the share price. It shows how much the market believes a company is worth, i.e. for Société Générale group at 12.31.2004 € 33.1Bn for a share price of € 74.50.

Market index: index composed so as to be representative of a stock-market or a business area, generally obtained by calculating an average of securities representative of the given market (ex: CAC 40) or sector (ex: Eurostoxx Banks).

Market maker: Intervener on the stock exchange markets whose role is to support the liquidity of the market and the continuity of quotations. At any moment, it ensures each intervener a counterpart for the purchase and the sale. It must permanently post a price range to which it agrees to buy or to sell the financial products.

Minority buyout and squeeze-out: a shareholder owning 95% or more of a company's capital can offer to buy the remaining 5% in view of withdrawing that company from the quotation, or can be made to buy it back at the request of minority shareholders. Once this buyout has been decided, the minority shareholders are under the obligation to sell their shares (squeeze-out). This process is meant to protect minority shareholders, as many investors will lose interest in a company whose free-float is only 5%, leading to a drop in share price.

MONEP (Marché des Options Négociables de Paris): French market for negotiable options.

Mutual fund: joint ownership equity portfolio. The Asset Manager which creates such a portfolio sells it in "shares" to different subscribers and then manages it in their name. Category including UCITS and Money Market funds. In France, the AMF defines and enforces the rules for their construction and management.

Net Banking Income (NBI): difference between operating income and operating costs. It is banking's equivalent to the turnover.

Net Earnings Per Share: ratio of the company's net profit over the total number of existing shares (Société Générale NEPS in 2004: € 3.12Bn/408 million shares = € 7.65).

Net Income: profit or loss of the period, equal to the Operating income minus exceptional items, taxes on profits, amortization of goodwill and general reserve for banking risks.

New Market ("Nouveau Marché"): market destined to answer the important financial needs of fast-growing, high-potential, innovative start-ups.

Oceane (bond convertible to new or existing shares): convertible bond whose payback can either take the form of new shares issued especially, or that of existing shares self-owned by the issuer of the OCEANE.

Odd lot: potential difference between the number of shares held by an investor and the closest multiple of the number of existing shares needed to take part in a financial operation (ex: 12 shares held, distribution of one free share for 10 held -> odd lot = 2 shares). Pending on the decision made in AGM, the odd lots can be independently negotiable by each shareholder, or the shares corresponding to the sum of all the odd lots can be sold by the issuer at the close of the operation, the gains on this sale then being allocated to the owners of the rights.

Operating Income before Tax: It is the sum of the Holding's Operating profit and of the profits of equitized companies, to which gains or losses on fixed assets are added or deducted (sale of assets or shares).

Operating profit: Gross Operating Income minus cost of risk.

Option: contract with a fixed lifespan which gives one the right (but not the obligation) to buy or sell a security in the future, at a price which is also determined in advance, provided the option's price is paid immediately. It is the support used on negotiable options markets. Some options give one the right to buy (named "calls": right to buy in "x" months the "A" share for a price of € "z") and some give a right to sell (named "puts": right to sell in "x" months the "A" share for a price of € "z"). Options are share derivatives. The share on which an option is based is called the underlying asset.

Order: a market order enables the financial intermediary (broker) to run a transaction on a security for the shareholder who makes this request. It is made up of the following information: type of order, security name and ISIN code, market on which the order must be executed, trade date, price and number of shares.

OTC market (Over The Counter market): market on which the buyer and the seller directly negotiate an agreement on the conditions of the transaction (opposite of a regulated market).

Par value: fixed price of a share, registered in the company's by-laws, as opposed to the market share price, which depends on supply and demand. Par value of the Société Générale share is € 1.25.

PEA (Plan d'Epargne en Actions): French investment support for French shares, destined to encourage individual investors' investments on stock-markets, and thus free of taxes on revenues and capital gains if there is no withdrawal from the PEA within five years of its opening date. However, it remains subject to the 11% social contribution *(conditions for a person under the French tax regime).*

PEG: ratio of the PER over profit growth. A PEG over 1 means the security is expensive.

PER (Price Earning Ratio): ratio of the share price over Net Earnings Per Share. It expresses the expensiveness of the share price compared with expected profits: the higher this ratio, the more expensive the share, and vice-versa. It is to be kept in mind that the only relevant comparisons are those between companies of a same business area.

Preferential subscription rights: if the company decides to increase its capital via a public issue, preferential subscription rights are attached to all existing shares, and may be used to subscribe new shares in cash. These rights are tradable, and can be bought and sold separately from the shares themselves over the duration of the public issue. The issuer may decide to give up these rights (Extraordinary General Meeting decision), in which case they may be replaced with a subscription priority.

Premier Marché (First Market): regulated market for French and foreign Blue Chip companies listed in Paris. Several conditions must be fulfilled to be quoted on this market, namely making a minimum of 25% of the capital public and presenting a three-year history of profitability just before the market introduction.

Primary market: market on which all new shares are issued and sold.

Profit and Loss account (P&L): financial statement of all the operations of a given period, i.e. all income and expenses. The difference between income and expenses gives the amount of the company's profits or losses of the period.

Profit warning: warning on the results of the current period when it appears that result forecasts will not be met.

Quantitative analysis: technical study whose objective is to determine an equity's equilibrium price with the help of statistical models, to determine how close the market share price is to this equilibrium.

Quorum: minimum legal percentage of present or represented shareholders (in terms of capital ownership) necessary to hold a General Meeting. In France, the quorum for the first session of en Ordinary General meeting is 25% of the capital (if this is not met, a second meeting is held for which no quorum is required), an it is 33% for the first session of an Extraordinary General Meeting (25% for the second session).

Rating, rating agencies: evaluation, by a specialized agency (rating agency), of a company's capacity to pay its current debts and those it is likely to have.

Registered capital: amounts brought in cash or property by the associates or shareholders of a company, added to profits, earned surplus, capital surplus and transfer premiums incorporated to the capital.

Regulated market: market controlled by an institution who makes its rules and manages the transactions that take place between buyers and sellers.

Revalued Net Book Value: figure of the Net Book Value (assets on the Balance Sheet minus debts) taking into account unrealized capital gains, so as to give a truer image of the company's value: Net Book Value only counts the historical value of assets, i.e. what they initially cost, whereas their real worth may change a great deal through time.

Risk premium: extra profitability expected from shares compared with the profitability of a risk-free investment. The determination of this premium enables a shareholder to decide whether he should rather invest in shares or in bonds. The risk premium on a given share depends on the expected profit growth rate of the issuer and on interest rates.

Road show: series of presentations in France and abroad made by the top management of a company to present its business and results to financial analysts and institutional investors.

ROE (Return On Equity): ratio of Net income over equity to measure this equity's profitability. A 18.9% ROE (Société Générale group's ROE in 2004) means that when 100's worth of equity is allocated to a business, this business will make a profit of 18.9.

Second Marché (Second Market): regulated market for mid-sized companies. Conditions of admission: the company must open a minimum of 10% of its capital and must present two years' profitable results.

Secondary market: market on which securities that have been issued on the primary market can be traded.

Security: a share or a bond.

Self-financing: yearly surplus enabling a company to internally finance its investments (without recourse to a capital increase, a loan...etc.). Cash flow – the measurement of this surplus – is the sum of Net Profit, amortization and provisions of the period.

Share: part of a company's capital representing a certificate of ownership and giving its owner (the shareholder or stockholder) rights to a proportional payback in the case of any distribution of profits or net assets by the company.

Share buyback: when a company buys its own shares on the market, within a limit of 10% of its capital and with the shareholders' agreement voted at the Extraordinary General Meeting.

Share warrant: Cf. Share with Share Warrant Attached. A warrant can also be attached to a bond in the same way, or it can be issued by itself.

Share with Share Warrant Attached (SSWA): share issued in the course of a capital increase and to which a share warrant is attached, i.e. a certificate giving its owner the right to buy more shares, at a given time and for a given share price. This warrant can be separated from the share and negotiated by itself on the market.

Shareholders' Consultative Committee: group of individual shareholders chosen by some listed companies for consultancy on their Individual Investor Relations policy. Société Générale group's Shareholders' Consultative Committee is in place since 1988.

Shareholders' equity: resources belonging to shareholders and left in the company's keeping, composed of capital, surplus and net profits of the period.

Speculation: investments made in the hope of a short-term profit. Speculators are the main actors to ensure market liquidity by their willingness to take risks, and are thus indispensable.

Split: Reduction of the nominal value of all the shares of a company by increasing the number of outstanding shares of stock, to increase their liquidity. Société Générale group multiplied its number of shares by 4 in May of the year 2000.

Stockbroker: intermediary in charge of the negotiation and clearing of securities on a market.

Subscription priority: In the event of a capital increase by creation of new shares, the issuer may decide to give up these rights (Extraordinary General Meeting decision), in which case they may be replaced with a subscription priority: existing shareholders may subscribe the newly issued shares for a period of time before their sale is opened to the rest of the market. Past that term, existing shareholders no longer have priority over new ones in the list of orders.

Takeover bids and share exchange offers: legal acquisition processes of listed companies. A takeover bid is a cash-paid buyback of the shares in circulation, whereas in a share exchange offer shareholders get shares of the buyer company in exchange for their shares of the target company. The target company can agree to the offer or not, in which case the bid is called an "unsolicited tender offer".

Tax allowance: it is the threshold amount of capital gains on securities under which Capital Gains Taxes do not apply. Dividends thus benefit from a tax allowance of € 2,440 for a married couple, and € 1,220 for a single person.

Threshold: in France, from a certain percentage and up of a company's capital bought or sold, the buyer or seller is under a legal obligation to submit a declaration to the AMF, stating the number of shares held and, if any, their intentions concerning the company subject to the transaction.

Trading halt: in France, suspension of the quotation of a financial instrument decided either by an issuer, a market operator, the President of the AMF, or the Minister for Economy and Finance. Trade halts are generally decided when information or an operation are liable to have an impact on the share price of one or more securities, so as to prevent speculation. These halts usually last from a few hours to a few days.

UCITS (Undertakings for Collective Investments in Transferable Securities): Investment company whose sole purpose is to manage a portfolio of securities for its shareholders. This portfolio makes up the entirety of the company's capital and belongs to the shareholders. The value of the share is the capital divided by the number of shares.

Using date: date starting from which the holder of a security is entitled to the revenue on this security (interest or dividend).

Volatility: Relative amplitude of the variations of a market or a security around its average value. Volatility constitutes an indicator of risk : the higher it is, the larger the risk.

Voting right: right attached to each share and enabling the shareholder to vote on the resolutions presented at the General Meeting, or to be represented at the AGM.

Warrant: financial instrument conferring to its holder the right or the obligation to acquire (option to buy or "call warrant") or to yield (option to sell or "put warrant") underlying assets at a given price, at the due date or during one defined period. A warrant is always issued by an investment bank serving as market maker.

Yield: yield is the ratio of the dividend per share over the share price. It measures, at a given time and price, the holder's revenue derived from the share.

USEFUL ADDRESSES

AMF (Autorité des Marchés Financiers)
17 place de la Bourse – 75082 Paris cedex 02 - FRANCE
Phone: 00.33.1.53.45.60.00 – fax: 00.33.1.53.45.61.00
www.amf-France.org

BALO – Direction des Journaux Officiels
26 rue Desaix – 75727 Paris cedex 15 - FRANCE
Phone: 00.33.1.40.58.75.00
www.journal-officiel.gouv.fr

FFCI (Fédération Française des Clubs d'Investissement)
39, rue Cambon – 75001 Paris - FRANCE
Phone: 00.33.1.42.60.12.47
www.clubinvestissement.com

EURONEXT PARIS
39, rue Cambon – 75039 Paris cedex 01 - FRANCE
Phone: 00.33.1.49.27.10.00 – fax: 00.33.1.49.27.11.71
www.euronext.com

Paris, August 4th 2005

PRESS RELEASE

STRONG RESULTS[1]

2005 SECOND QUARTER

- **Organic growth in revenue: +8.8%* vs. Q2 04**
- **Decline in cost/income ratio: 65.0% vs. 66.5% in Q2 04**
- **Continued low net allocation to provisions**
- **Net income: EUR 957 M (+18.0% vs. Q2 04)**
- **Group ROE after tax: 22.0%**

2005 FIRST HALF

- **Sustained increase in gross operating income: +25.5%* vs. H1 04**
- **Group ROE after tax: 25.7%**
- **Earnings per share: EUR 5.36 (+41.2% vs. H1 2004)**
- **Tier One ratio at 30/06/05: 7.8%**

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of
EUR 550 781 598,75
552 120 222 RCS PARIS

1 Under IFRS standards, including IAS 32&39 and IFRS 4, on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union.

* When adjusted for changes in Group structure and at constant exchange rates.

At its meeting on August 3rd 2005, the Board of Directors of Société Générale approved the results for the second quarter of 2005 under IFRS standards[1]. The Group continued to record profitable growth across all the business lines. The Group posted a Tier One ratio of 7.8% at June 30th 2005, thereby confirming its financial strength.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	4,455	4,065	+9.6%	9,201	7,999	+15.0%
*On a like-for-like basis**			*+8.8%*			*+14.0%*
Operating expenses	-2,897	-2,705	+7.1%	-5,882	-5,372	+9.5%
*On a like-for-like basis**			*+6.7%*			*+8.4%*
Gross operating income	1,558	1,360	+14.6%	3,319	2,627	+26.3%
*On a like-for-like basis**			*+13.1%*			*+25.5%*
Operating income	1,443	1,234	+16.9%	3,131	2,301	+36.1%
*On a like-for-like basis**			*+16.6%*			*+37.0%*
Net income	957	811	+18.0%	2,181	1,678	+30.0%

	Q2 05	Q2 04	H1 05	H1 04
Group ROE after tax	22.0%	19.8%	25.7%	20.7%
Business line ROE after tax	26.4%	27.1%	29.6%	26.4%

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)
H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

In order to comply with the classification in Shareholders' equity used for balance sheet accounts as of 1/1/05 under IAS 32, the Group reclassified on a retroactive basis, in respect of Q1 05 results, the remuneration of preferred shares which was previously deducted from NBI, and is now booked to minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration paid on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and EUR 5 million on Q1 05 net income).

The second quarter of 2005 saw a mixed economic and financial environment: economic growth was strong in the United States, but sluggish in Europe; the dollar rose and oil prices remained high; the yield curve flattened, leading to very low bond yields in Europe; credit markets were volatile; equity markets rallied but the volume of deals by European corporates remained limited, notably on the equity capital markets. The credit risk environment remained very favourable.

Against this backdrop the Group recorded strong results. Quarterly gross operating income stood at EUR 1,558 million, up sharply by 13.1%* compared to Q2 04, while net income rose by 18.0% to EUR 957 million.

Net income stood at EUR 2,181 million in the first half, up sharply by 30.0%.

[1] Second quarter 2005 and first half 2005 results reviewed by the Statutory Auditors under IFRS standards, including IAS 32&39 and IFRS 4, on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union, and by early application of the amendment related to the fair value option to be adopted by December 31, 2005. These results are compared to the audited accounts of the second quarter of 2004 reviewed by the Statutory Auditors under IFRS standards, excluding IAS 32&39 and IFRS 4. For the purpose of explanation, the Group has also provided an evaluation (not audited by the Statutory Auditors) of the main impacts of the application of IAS 32&39 and IFRS 4 on Q2 05 results.

* When adjusted for changes in Group structure and at constant exchange rates.

IAS 32&39, as adopted by the European Union, had limited impact on the quarter and the half-year, as anticipated by the Group.

Net banking income

Net banking income for the quarter stood at EUR 4,455 million. This represented an 8.8%* increase in relation to Q2 04 (+9.6% in absolute terms). Revenue was up in the Group's growth drivers (Retail Banking outside France, Financial Services and Global Investment Management & Services); the French Networks recorded strong results (excluding the impact of IAS 32&39), and the Corporate and Investment Banking Division confirmed its ability to maintain growth even in a mixed environment.

Net banking income for the first half stood at EUR 9,201 million, up sharply by 14.0%* (+15.0% in absolute terms).

These results confirm the Group's capacity to deliver profitable growth on a recurrent basis.

The application of IAS 32&39 had a limited impact on net banking income for the quarter (NBI down by EUR 70 million). The impact on the first half was also small (NBI up by approximately EUR 43 million). However for a small number of businesses IAS 32&39 introduce an element of volatility that may limit the significance of NBI for assessing the performance; in this quarter this applies to the French Networks and the Corporate and Investment Banking Division.

Operating expenses

Operating expenses rose by 6.7%* compared to Q2 04, reflecting continued emphasis on investment necessary for the Group's organic growth and tight cost control.

The application of IAS 32&39 has no impact on operating expenses.

The Group continued to improve its operating efficiency: the Group's cost/income ratio for the quarter stood at 65.0% versus 66.5% in Q2 04.

The Group's cost/income ratio for the first half of 2005 stood at a low level of 63.9%, versus 67.2% in H1 04.

Operating income

Gross operating income rose by 13.1%* to EUR 1,558 million compared to Q2 04. This represented a 25.5%* increase on H1 04.

Risk provisioning remained low for the seventh quarter running (20bps in Q2 05). The cost of risk in the French Networks stood at 30bps of risk-weighted assets, thereby confirming the structural improvement in the risk profile. For the fifth quarter running, Corporate & Investment Banking booked a net write-back which stood at EUR 22 million in this quarter; the number of new provisions required was very low and write-backs were booked on specific provisions on loans either repaid or sold.

The application of IAS 32&39 produced a limited increase in the Group's risk provisioning for the quarter: excluding the impact of discounting of provisions, the net allocation would have been approximately EUR 9 million lower in Q2 05, and EUR 24 million lower in H1 05.

Operating income for the quarter stood at EUR 1,443 million, up by 16.6%* compared to Q2 04 (+16.9% in absolute terms).

First half operating income stood at EUR 3,131 million, up sharply by 37.0%* (+36.1% in absolute terms).

Net income

After tax (effective tax rate of 25%) and minority interests, net income totalled EUR 957 million, up 18.0% on Q2 04. ROE after tax[1] rose sharply to stand at 22.0% for the quarter, compared to 19.8% last year.

2005 first half net income stood at EUR 2,181 million, up 30.0% on H1 04. ROE after tax [1] was high, rising to 25.7% in the first half, versus 20.7% last year.

2. CAPITAL BASE

Group shareholders' equity stood at EUR 21.1 billion[2] at June 30th 2005, representing a book value per share[3] of EUR 50.0, including EUR 3.8 in unrealised capital gains. Risk-weighted assets increased by 6,0%* from December 31th 2004 to June 30th 2005 (+9.0% in absolute terms). The Tier One ratio stood at 7.8% at June 30th 2005, thereby confirming the Group's financial strength.

The Group applies a share buyback policy aimed at least at cancelling out the dilutive impact of capital increases reserved for employees and stock option plans. Under this policy the Group bought back 3.6 million shares in the second quarter. At June 30th 2005, Société Générale held 31.2 million of its own shares (excluding those held as part of its trading activities), representing 7.2% of its total share capital.

The Group is rated Aa2 by Moody's and AA- by S&P and Fitch. Société Générale ranks amongst the highest-rated banking groups.

1 Group ROE for Q2 05 and H1 05 is calculated on the basis of average shareholders' equity under IFRS (including IAS 32&39 and IFRS4), excluding (i) Other Comprehensive Income (unrealised capital gains or losses), (ii) the deeply subordinated notes and (iii) remuneration (net of tax impact) to be paid to holders of the deeply subordinated notes. The net income used to calculate ROE excludes remuneration, net of tax, to be paid to holders of deeply subordinated notes for the period (EUR 6 million in Q2 05 and EUR 11 million in H1-05).

2 This amount includes (i) the deeply subordinated notes in the amount of EUR 1 billion issued in January 2005 and (ii) unrealised capital gains in the amount of EUR 1.5 billion.

3 Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes in the amount of EUR 1 billion, and (ii) remuneration (net of tax impact) to be paid to holders of the deeply subordinated notes, but reinstating the book value of treasury shares held as part of trading activities. The number of shares used to calculate book value per share reflects shares issued at June 30th 2005 excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

M EUR	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	1,486	1,467	+1.3%	3,006	2,902	+3.6%
Operating expenses	-1,055	-1,022	+3.2%	-2,120	-2,031	+4.4%
Gross operating income	431	445	-3.1%	886	871	+1.7%
Net allocation to provisions	-67	-76	-11.8%	-135	-147	-8.2%
Operating income	364	369	-1.4%	751	724	+3.7%
Net income	226	225	+0.4%	466	443	+5.2%

	Q2 05	Q2 04	H1 05	H1 04
ROE after tax	18.0%	19.0%	18.9%	18.9%

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The second quarter saw a step-up in the sales drive recorded in 2004 and early 2005: customer relationships were emphasised more strongly and the franchises recorded faster growth. Quarterly revenue was up sharply (+5.0% compared to Q2 04, excluding the impact of IAS 32&39), with a higher growth rate than expected.

Regarding individual customers, the number of current accounts continued to increase, rising by +146,000 compared to the second quarter of 2004 (annualised growth of +2.6%). In addition to the recognised appeal of the Société Générale and Crédit du Nord brands, this growth was generated in particular by the following:

- firstly, record production of mortgage loans (EUR 4.4 billion in Q2 05, i.e. +32.2% compared to Q2 04). These results are above the estimated market trend and were achieved without any deterioration in margins;
- secondly, regarding the Société Générale network, the continued successful recruitment drive targeted at young customers.

Outstanding consumer loans continued to grow, increasing respectively by +4.2% for instalment loans and 7.1% for revolving loans.

Life insurance inflows increased by 11.6%, with emphasis on unit-linked policies, reflecting a pick-up in the stock market cycle (inflows doubled compared to Q2 04, to stand at 30.8% of capital inflows).

Similar dynamism was recorded in the business customer segment. 960 new accounts were opened for well-rated SMEs in the second quarter. Outstanding investment loans recorded a pick-up (+8.2%/Q2 04), while the growth of corporate credit facilities stood at a lower +3.1%, reflecting the favourable cash position of many companies.

In financial terms, the consolidated NBI of both networks[1] increased by +1.3% compared to Q2 04 to stand at EUR 1,486 million. This represented a +3.6% rise in the first half. However these figures have to be restated given the element of volatility introduced by IAS 32&39 in order to assess accurately the performance of the business. Similarly to other French banking groups, the Group had

[1] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

in particular to book a provision to the opening balance sheet at 1/1/05 in respect of future commitments under PEL/CEL mortgage savings accounts[1]. The amount of this provision will be revalued each quarter by booking an allowance or a write-back under NBI, taking into account notably the variation in interest rates. In Q1 05, the first quarter to which this method was applied, the Group booked a write-back in the amount of EUR 23 million. In Q2 05 the Group booked an allowance in the amount of EUR 50 million, reflecting the decline in long-term interest rates over the quarter. The other effects of the implementation of IAS 32&39 were negligible in the second quarter and first half of 2005.

Assuming neutralisation of the impact of IAS 32&39, NBI rose sharply over the quarter (+5.0% on Q2 04) and the first half (+ 4.5% compared to H1 04).

Net interest income increased by +3.8% (excluding the impact of IAS 32&39) compared to Q2 04 (-2.8% including the impact of IAS 32&39). The continued erosion of the margin on sight deposits, due to the historically low level of long-term interest rates, was more than offset by the strong increase in outstanding sight deposits (+8.4%), due to a large extent to the growth in the customer base.

Commission income increased by +6.6% compared to Q2 04, mainly due to a sharp rise in financial commissions (+17.0%). The increase in service commissions (+3.2%) was more limited.

Higher operating expenses (+3.2% compared to Q2 04) include the impact of an increase on Q2 04 in the charge related to the implementation of IFRS2 (share-based payments). Excluding the charge related to IFRS2, the growth in operating expenses stood at 2.9% over the quarter. Operating expenses increased by 4.4% in the first half, including, in addition to the increase in the charge related to IFRS2, the recognition in Q1 05 of the special bonus under the terms of the 2005 wage agreement.

The cost/income ratio stood at 71.0% in the second quarter and at 68.5% (versus 69.7% a year earlier), excluding the impact of IAS 32&39. For the first half of 2005, the cost/income ratio stood at 70.5%. Similarly, excluding the impact of IAS 32&39, this ratio would stand at 69.9%.

The net cost of risk continued to decline and stood at 30 basis points of risk-weighted assets, versus 34 basis points in Q2 04. The impact of discounting of provisions associated with the implementation of IAS 32&39 was limited.

Q2 net income stood at EUR 226 million, up 0.4% on Q2 04. Quarterly after-tax ROE stood at 18.0% (23.0% excluding the impact of IAS 32&39).

Net income in the first half stood at EUR 466 million, up 5.2% on H1 04. After-tax ROE stood at 18.9% in the first half (20.1% excluding the impact of IAS 32&39).

---

[1] *This provision was booked in accordance with the methodology defined by the CNC (Conseil National de la Comptabilité).*

Retail Banking outside France

In EUR million	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	572	509	+12.4%	1,113	928	+19.9%
*On a like-for-like basis**			*+9.9%*			*+12.9%*
Operating expenses	-341	-312	+9.3%	-668	-570	+17.2%
*On a like-for-like basis**			*+8.3%*			*+9.2%*
Gross operating income	231	197	+17.3%	445	358	+24.3%
*On a like-for-like basis**			*+12.3%*			*+18.4%*
Net allocation to provisions	-27	-41	-34.1%	-55	-85	-35.3%
Operating income	204	156	+30.8%	390	273	+42.9%
Net income	96	62	+54.8%	190	117	+62.4%

	Q2 05	Q2 04	H1 05	H1 04
ROE after tax	41.8%	30.9%	42.4%	29.9%

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Retail Banking outside France is one of the Group's main growth drivers. Sales and financial performance for the quarter was very strong, reflecting a further step-up in growth.

At comparable structure, the number of individual customers increased by 646,000 over the past 12 months (i.e. +13% on an annualised basis), with the strongest increases in Romania, Serbia, the Czech Republic, Russia and Egypt. Outstanding loans to individual customers recorded an increase of 37.8%* since end June 2004 – with a sharp rise in mortgage loans in the Czech Republic and Morocco, and consumer loans in Romania and Russia – while deposits were up by 14.2%*. Activity in the business customer segment was also up, with deposits and loans respectively recording an annualised increase of +11.9%* and +13.2%*.

This strong sales performance reflects continued, significant investment in distribution and marketing. At comparable structure, 163 net branch openings were recorded over one year, including 63 in the last quarter, notably in Romania and Bulgaria, accompanied by a strengthening of the sales teams. The expansion of the offering is constant, with two particularly significant initiatives: Komercni Banka launched the first full on-line banking service operated through Internet and mobile telephony in the Czech Republic, and a secure, telephone-operated transfer service was launched from Paris for twenty overseas subsidiaries. Furthermore, as part of the drive for productivity gains, an agreement was signed with e-Funds in order to facilitate the branches' access to homogeneous products and tools regarding payment systems, at a reduced cost.

Quarterly revenue rose sharply by 9.9%* over Q2 04 (+12.4% in absolute terms), with first half revenue up 12.9%* (+19.9% in absolute terms). The implementation of IAS 32&39 had no significant impact on quarterly and half-year results.

Operating expenses increased by 8.3%*, i.e. less than NBI, despite continued investment aimed at further growth and productivity. The increase stood at 9.2%* in the first half.

Quarterly gross operating income therefore increased by 12.3%*on Q2 04 and the quarterly cost/income ratio fell below 60% to stand at 59.6%.

First-half gross operating income was up by +18.4%* on H1 04 and the cost/income ratio stood at 60%.

Net allocations to provisions totalled EUR 27 million over the quarter, down sharply from the already low level recorded in Q2 04. The impact of discounting of provisions under IAS 32&39 was limited over the quarter.

Quarterly operating income increased by 25.5%* on Q2-04. This represented a 44.4%* increase in the first half.

Net income increased by 54.8% on Q2 04. Net income in the first half of 2005 increased by 62.4% on H1 04 despite an unfavourable base effect, with a EUR 20 million non-recurring capital gain before tax and minority interests booked in the 1st quarter of 2004, following the disposal of a payment systems subsidiary of Komercni Banka.

Quarterly ROE after tax stood at a very high level of 41.8%, compared to 30.9% one year ago. After-tax ROE in the first half stood at 42.4%

Financial Services

In EUR million	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	517	449	+15.1%	997	869	+14.7%
*On a like-for-like basis**			*+4.0%*			*+5.6%*
Operating expenses	-289	-262	+10.3%	-567	-513	+10.5%
*On a like-for-like basis**			*+0.8%*			*+1.8%*
Gross operating income	228	187	+21.9%	430	356	+20.8%
*On a like-for-like basis**			*+8.6%*			*+11.2%*
Net allocation to provisions	-49	-37	+32.4%	-87	-74	+17.6%
Operating income	179	150	+19.3%	343	282	+21.6%
Net income	113	94	+20.2%	217	177	+22.6%

	Q2 05	Q2 04	H1 05	H1 04
ROE after tax	16.4%	16.1%	16.1%	15.1%

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Group's Financial Services activities are mainly comprised of two business lines: Specialised Financing and Life Insurance.

Similarly to Retail Banking outside France, **Specialised Financing** represents a major area of development for the Group.

The consumer credit business displayed strong sales dynamism in the last quarter, with production up +14.1%* and a +16.2%* increase in outstanding loans compared to Q2 04. CGI and Franfinance, the French subsidiaries, performed strongly, posting respective increases in production and outstanding loans of +19.1% and +9.7%. They recently launched on a joint basis a direct consumer credit business under the Disponis brand, which can be accessed by telephone and via Internet (www.disponis.fr).

As part of the plan for continued external growth in Europe, the following acquisitions were made and will be consolidated in H2 05:

- Eurobank, one of the leading Polish players in consumer credit, with outstanding loans of EUR 246 million at end June 2005;
- Promek Bank, a Russian regional bank, whose business portfolio predominantly involves consumer credit. With outstanding loans of EUR 88 million, this company will complete the Group's existing structure in Russia, based on Rusfinans, by extending geographical coverage of the market and contributing expertise in automobile loans;
- Finagen, purchased from the Generali group in Italy, bolstering Fiditalia's market share with a further EUR 300 million in outstanding loans.

Lending and services for businesses were confronted with a continued lacklustre economic climate in several Western European countries, which weighed on investment by business customers.

SG Equipment Finance, the leading European player in vendor and equipment finance, nonetheless recorded a +12.4% increase in quarterly loan issuance when adjusted for changes in Group structure compared to Q2 04. Average outstanding loans increased by +3.0% over Q2 04 when adjusted for changes in Group structure.

In operational vehicle leasing and fleet management, ALD Automotive pursued its growth strategy. Its fleet of vehicles recorded a +8.7% increase when adjusted for changes in Group structure. It stood at 541,000 at end June 2005. ALD Automotive is the second largest European player in terms of outstanding loans. Furthermore the company acquired a 51% stake in Alfa Oto, a Turkish rental company managing a fleet of 1,500 vehicles.

The production of ECS, the leading European player in IT asset leasing and management, remained stable in the last quarter compared to Q2 04, with sales in related services up over the same period by 8.3%*

Overall, revenue generated by the **Specialised Financing** business line rose by 4.8%*in relation to Q2 04, which represented a high base. The implementation of IAS 32&39 had a limited impact on revenue (EUR +2.2 million over the quarter) and provisions. Quarterly ROE after tax stood at 19.3%, versus 20.3% in Q2 04, with first-half ROE after tax at 18.7%.

In the **Life Insurance** business, Sogécap, in agreement with the French networks of Société Générale and given the recovery in the stock market cycle, decided to emphasise inflows based on unit-linked policies. The latter more than doubled over one year, representing 30.8% of new inflows in Q2 05.

Underpinned by operating results and given a prudent provisioning policy, the Life Insurance business recorded a 4.3%* increase in NBI compared to Q2 04, with very limited impact from the changeover to new accounting standards (EUR +2.4 million). Net banking income rose by 10.2%* in the first half of 2005 compared to H1 04.

Overall, **the Financial Services arm** notched up 10.7%*growth in quarterly operating income. Its ROE after tax stood at 16.4%, up on Q2 04 (16.1%).

Operating income in the first half recorded a 15.2%* increase. After-tax ROE stood at 16.1%, up on H1 04 (15.1%).

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	608	551	+10.3%	1,210	1,096	+10.4%
*On a like-for-like basis**			*+12.0%*			*+11.8%*
Operating expenses	-435	-400	+8.7%	-850	-795	+6.9%
*On a like-for-like basis**			*+10.4%*			*+8.5%*
Operating income	172	146	+17.8%	359	296	+21.3%
*On a like-for-like basis**			*+19.4%*			*+22.1%*
Net income	117	96	+21.9%	244	191	+27.7%

In EUR billion	Q2 05	Q2 04	H1 05	H1 04
Net inclows over the period	13.7	7.8	19.2	14.0
AuM *at end of period*	353	311	353	311

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Global Investment Management & Services arm includes asset management (SG AM), private banking (SG Private Banking), as well as securities businesses (SG GSSI) and on-line brokerage (Boursorama).

Q2 05 net inflows stood at a record EUR 13.7 billion, confirming the strong growth momentum displayed by the arm. Since the beginning of the year, net inflows have topped EUR 19 billion and at June 30th 2005, assets under management stood at EUR 353 billion [1].

Assets under custody at SG GSSI stood at EUR 1,275 billion at June 30th 2005, up sharply by 16% over the year.

The arm's financial results were also satisfactory, with operating income up 19.4%* on Q2 04 (+17.8% in absolute terms), and the cost/income ratio down at 71.5% (versus 72.6% in Q2 04). Net income stood at EUR 117 million, up 21.9%.

Net income for the half-year increased by 27.7% on H1 04.

IAS 32&39 did not have any significant impact on the arm's NBI.

Asset Management

Second quarter net inflows stood at a high EUR 11.6 billion, and totalled EUR 15.6 billion in the first half (representing an annualised growth rate of 12% in assets under management). These results were achieved in particular through strong sales of structured products across all platforms (55% of net inflows for the quarter), thereby confirming SG AM's innovative capacity. Assets under management at SG AM stood at EUR 298 billion at the end of June 2005, versus EUR 263 billion a year earlier. The Group therefore confirmed its position as the fourth largest euro-zone bank in asset management.

[1] This amount does not include assets managed by Lyxor Asset Management (EUR 50 billion at June 30th 2005), whose results are consolidated under the Equity and Advisory business line, nor the assets of customers managed directly by the French networks (approximately EUR 82 billion held by customers with assets exceeding EUR 150,000).

Net banking income increased by 10.7%* on Q2 04 to stand at EUR 259 million. Margins held up well, despite a slight increase in interest rate products.

Operating expenses were up slightly (+9.4%* on a low base in Q2 04), due in particular to the impact of variable remuneration reflecting increased activity.

Quarterly operating income was therefore up by 12.9%* on Q2 04.

Operating income in the first half of 2005 was up by 27.1%* on H1 04.

Private Banking

The business line stepped up its sales drive across all platforms, with net inflows reaching a record EUR +2.1 billion in the second quarter; H1 05 net inflows stood at EUR 3.6 billion (representing annualised growth in assets under management of 15%). Overall, assets under management stood at EUR 55 billion at the end of June 2005, versus EUR 48 billion a year earlier.

The business line recorded a sharp increase in net banking income on the second quarter of 2004 (+14.2%*). Gross margins remained at a high level.

The increase in operating expenses (+11.1%* on Q2 04) reflects the impact of continued investment and variable remuneration.

Operating income rose sharply by 39.3%* on Q2 04.

Operating income in the first half of 2005 was up by 17.6%* on H1 04.

SG GSSI and Boursorama

Despite a mixed market environment in the first quarter, client-driven activity continued to record sustained growth. **The brokerage sub-division** of SG GSSI confirmed its strong positioning (global market share of 5.0%[1] in execution and clearing on listed derivative products in the second quarter of 2005). The number of funds administered by the **Global Custodian sub-division** of SG GSSI rose by 13% between end June 2004 and end June 2005. **Boursorama** pursued its diversification strategy aimed at the on-line distribution of savings products; the outstanding amount of savings doubled since the end of June 2004 to stand at EUR 1.6 billion at June 30th 2005.

Moreover the quarter saw continued external growth:

- FIMAT finalised the acquisition of Preferred Trade, a US-based brokerage company, thereby strengthening its execution and clearing services in the North American equity and equity derivative markets.
- Boursorama announced the acquisition of Squaregain (ex Comdirect UK), a major player in on-line brokerage in the United Kingdom.

Net banking income in the business line rose by 12.3%* compared to Q2 04.

Operating expenses increased by 11.0%* on Q2 04, reflecting continued investment in the Brokerage and Global Custodian sub-divisions and the integration of Veritas into Boursorama.

Operating income increased by 19.4%* compared to Q2 04.

H1 05 operating income was up by 13.3%* on H1 04.

---

1 On major derivatives exchanges of which FIMAT is a member.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q2 05	Q2 04	Chg Q2/Q2	H1 05	H1 04	Chg H1/H1
Net banking income	1,233	1,110	+11.1%	2,783	2,288	+21.6%
*On a like-for-like basis**			*+12.5%*			*+23.4%*
Operating expenses	-784	-687	+14.1%	-1,627	-1,400	+16.2%
*On a like-for-like basis**			*+15.5%*			*+17.7%*
Gross operating income	449	423	+6.1%	1,156	888	+30.2%
*On a like-for-like basis**			*+7.7%*			*+32.4%*
Net allocation to provisions	22	34	-35.3%	69	-14	NM
Operating income	471	457	+3.1%	1,225	874	+40.2%
*On a like-for-like basis**			*+4.7%*			*+42.4%*
Net income	346	353	-2.0%	844	670	+26.0%

	Q2 05	Q2 04	H1 05	H1 04
ROE after tax	34.8%	39.4%	44.1%	38.4%

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Notwithstanding an unfavourable market environment at the beginning of the quarter, the **Corporate & Investment Banking** arm recorded good results in the second quarter. The growth in net banking income (+12.5%* compared to Q2 04) was underpinned by strong client-driven activity which offset lower revenue from trading and cash management activities in the USA. This sales performance is due to growth investment by the arm aimed at diversifying its client-driven revenue.

The implementation of IAS 32&39 had an impact of EUR -115 million on Q2 05 revenue, and EUR -114 million for the first half. The spreading over time of the sales margin on some structured products ("Day One P&L") produced a decline in Q2 05 revenue in the amount of EUR -27 million (EUR -66 million in H1 05). Other effects included the new accounting classification using the mark-to-market method, applied to instruments previously booked under the interest accrual method (EUR -52 million for the quarter, -27 million for the first half) and the impact of mark-to-market valuation of Credit Default Swaps (EUR +4 million for the quarter, EUR +19 million in the first half). Finally, other significant items are related to the residual inefficiency (as defined under IAS 32&39) of hedging transactions (EUR -34 million for the quarter, EUR -32 million in the first half).

The revenue of the **Corporate Banking and Fixed Income** business was up 0.5%* compared to last year. The fixed income business recorded strong growth, underpinned by client-driven activity in fixed income and interest rate derivatives in Europe. Commodity trading and client-driven activity also delivered strong performance. Trading and treasury revenue in the USA was lower in Q2 05 compared to Q2 04 due to less favourable market conditions. Structured finance business was up in the last quarter. The arm continued to emphasise growth areas and for example ranked N°1 in euro-denominated securitisation deals at the end of June 2005.

The results of the **Equity and Advisory** arm were up sharply by 26.3%* compared to Q2 04. The Equity derivatives business recorded strong results, with an excellent contribution from client-driven activity and good results in trading activity; client-dedicated revenue therefore represented a large share of Q2 revenue. The Cash Equity and Advisory business recorded a satisfactory level of activity, but with mixed performance linked to the underlying market evolution: higher revenues in Europe, lower in the USA. The arm's activity over the quarter saw in particular the launch of 4 new ETFs by Lyxor (including the first inflation-linked ETF), thereby confirming its leading position in Europe with 15 ETFs managed. The arm continued to improve its pan-European equity research ranking while maintaining its number one position in France.

The increase in the net banking income of the **Corporate and Investment Banking** arm (+ 12.5%* in Q2 05 compared to Q2-04) illustrates the strong emphasis on growth in the customer base displayed by the arm. Net banking income rose sharply in the first half (+23.4%* compared to H1 04), reflecting the exceptional performance recorded in Q1 05.

The Corporate & Investment Banking arm's operating expenses increased by 15.5%* compared to Q2 04: this increase reflects the continued recruitment plans for 2005. The division pursued its policy of tight cost control together with targeted investment in line with its strategy of profitable growth.

The cost/income ratio came out at 63.6% over the quarter and gross operating income was up 7.7%* on Q2 04. The cost/income ratio stood at 58.5% in the first half and gross operating income was up sharply by 32.4%*.

In a continued favourable credit risk environment, the Corporate & Investment Banking arm booked a net write-back of provisions of EUR 22 million in the last quarter (write-back in the amount of EUR 69 million in the first half); the impact of discounting of provisions under IAS 32&39 was not significant over the quarter and the first half. The number of new provisions required was very low and write-backs were booked on specific provisions, either due to favourable developments in counterparties' financial position, or because the credit was repaid or sold under the bank's policy of active loan book management.

Market risks are contained: average VaR stood at EUR 24.4 million over the quarter.

The division's contribution to Group net income remained high at EUR 346 million and was stable in relation to Q2 04.

The arm posted after-tax profitability in excess of 30% for the ninth quarter running: after-tax ROE stood at 34.8%, compared to 39.4% for the same period last year.

Net income in the first half stood at EUR 844 million, up by 26.0% on H1 04. After-tax H1 ROE stood at 44.1%, versus 38.4% in H1 04.

6. CORPORATE CENTRE

The Corporate Centre recorded net income of EUR 59 million in the second quarter.

Income from disposals in the industrial equity portfolio, henceforth booked to NBI in accordance with IAS 32&39, stood at EUR +107 million in Q2 05. At June 30th 2005, the IFRS net book value of the industrial equity portfolio excluding unrealised capital gains stood at EUR 1.3 billion, and unrealised capital gains stood at EUR 0.5 billion.

2005 financial communication calendar and events	
September 20th 2005	**Investor Day (Paris)**
	– Corporate & Investment Banking
	– Global Investment Management & Services
	– Specialized Financial Services
November 17th 2005	**Publication of 2005 third quarter results**

This document contains a number of forecasts and comments relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers are advised to take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter 2005	Second quarter 2004	Change Q2/Q2		First half 2005	First half 2004	Change H1/H1	
Net banking income	4,455	4,065	+9.6%	+8.8%(*)	9,201	7,999	15.0%	+14.0%(*)
Operating expenses	(2,897)	(2,705)	+7.1%	+6.7%(*)	(5,882)	(5,372)	9.5%	+8.4%(*)
Gross operating income	**1,558**	**1,360**	**+14.6%**	**+13.1%(*)**	**3,319**	**2,627**	**26.3%**	**+25.5%(*)**
Net allocation to provisions	(115)	(126)	-8.7%	-20.2%(*)	(188)	(326)	-42.3%	-54.1%(*)
Operating income	**1,443**	**1,234**	**+16.9%**	**+16.6%(*)**	**3,131**	**2,301**	**36.1%**	**+37.0%(*)**
Net income from other assets	(1)	(20)	-95.0%		165	218	-24.3%	
Net income from companies accounted for by the equity method	8	12	-33.3%		13	15	-13.3%	
Impairment of goodwill	(13)	0	NM		(13)	0	NM	
Income tax	(366)	(331)	+10.6%		(872)	(696)	25.3%	
Net income before minority interests	**1,071**	**895**	**+19.7%**		**2,424**	**1,838**	**31.9%**	
Minority interests	(114)	(84)	+35.7%		(243)	(160)	51.9%	
Net income	**957**	**811**	**+18.0%**		**2,181**	**1,678**	**30.0%**	
Annualised Group ROE after tax (%)	22.0%	19.8%			25.7%	20.7%		
Tier-one ratio at end of period	7.8%	8.3%			7.8%	8.3%		

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter 2005	Second quarter 2004	Change Q2/Q2	First half 2005	First half 2004	Change H1/H1
Retail Banking & Financial Services	**435**	**381**	**14.2%**	**873**	**737**	**+18.5%**
o.w. French Networks	226	225	0.4%	466	443	+5.2%
o.w. Financial Services	113	94	20.2%	217	177	+22.6%
o.w. Retail Banking outside France	96	62	54.8%	190	117	+62.4%
Global Investment Management & Services	**117**	**96**	**21.9%**	**244**	**191**	**+27.7%**
o.w. Asset Management	62	52	19.2%	137	100	+37.0%
o.w. Private Banking	30	22	36.4%	62	52	+19.2%
o.w. GSSI + Boursorama	25	22	13.6%	45	39	+15.4%
Corporate & Investment Banking	**346**	**353**	**-2.0%**	**844**	**670**	**+26.0%**
o.w. Equity & Advisory	176	139	26.6%	395	214	+84.6%
o.w. Corporate Banking & Fixed Income	170	214	-20.6%	449	456	-1.5%
CORE BUSINESSES	**898**	**830**	**8.2%**	**1,961**	**1,598**	**+22.7%**
Corporate Centre	**59**	**(19)**	**NM**	**220**	**80**	**NM**
GROUP	**957**	**811**	**18.0%**	**2,181**	**1,678**	**+30.0%**

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

(*) when adjusted for changes in Group structure and at constant exchange rates

In order to comply with the classification in Shareholders' equity used for balance sheet accounts as of 1/1/05 under IAS 32, the Group reclassified on a retroactive basis, in respect of Q1 05 results, the remuneration of preferred shares which was previously deducted from NBI, and is now booked to minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration paid on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and EUR 5 million on Q1 05 net income).

HALF-YEARLY RESULTS BY CORE BUSINESS

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)	
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Retail Banking & Financial Services										
Net banking income	2,113	2,241	2,240	2,386	2,274	2,425	2,412	2,564	2,541	2,575
Operating expenses	-1,465	-1,487	-1,458	-1,573	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685
Gross operating income	*648*	*754*	*782*	*813*	*756*	*829*	*831*	*885*	*871*	*890*
Net allocation to provisions	-134	-157	-171	-185	-152	-154	-137	-146	-134	-143
Operating income	*514*	*597*	*611*	*628*	*604*	*675*	*694*	*739*	*737*	*747*
Net income from other assets	-2	3	2	3	17	-7	3	6	8	-1
Net income from companies accounted for by the equity method	4	4	3	2	2	2	1	0	1	2
Income tax	-175	-205	-209	-216	-213	-231	-236	-257	-246	-249
Net income before minority interests	*341*	*399*	*407*	*417*	*410*	*439*	*462*	*488*	*500*	*499*
Minority interests	-44	-46	-48	-49	-54	-58	-56	-50	-62	-64
Net income	*297*	*353*	*359*	*368*	*356*	*381*	*406*	*438*	*438*	*435*
Average allocated capital	7,120	7,229	7,354	7,388	7,619	7,885	8,073	8,293	8,374	8,692
ROE after tax	16.7%	19.5%	19.5%	19.9%	18.7%	19.3%	20.1%	21.1%	20.9%	20.0%
o.w. French networks										
Net banking income	1,349	1,413	1,419	1,464	1,435	1,467	1,452	1,516	1,520	1,486
Operating expenses	-971	-982	-972	-990	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055
Gross operating income	*378*	*431*	*447*	*474*	*426*	*445*	*451*	*479*	*455*	*431*
Net allocation to provisions	-66	-76	-89	-100	-71	-76	-69	-76	-68	-67
Operating income	*312*	*355*	*358*	*374*	*355*	*369*	*382*	*403*	*387*	*364*
Net income from other assets	1	4	0	4	-3	-6	3	11	0	1
Net income from companies accounted for by the equity method	1	1	0	1	1	0	0	1	0	1
Income tax	-109	-126	-125	-133	-123	-128	-134	-144	-135	-129
Net income before minority interests	*205*	*234*	*233*	*246*	*230*	*235*	*251*	*271*	*252*	*237*
Minority interests	-11	-11	-8	-10	-12	-10	-11	-12	-12	-11
Net income	*194*	*223*	*225*	*236*	*218*	*225*	*240*	*259*	*240*	*226*
Average allocated capital	4,368	4,463	4,548	4,568	4,649	4,747	4,812	4,871	4,854	5,013
ROE after tax	17.8%	20.0%	19.8%	20.7%	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%
o.w. Financial Services										
Net banking income	376	395	390	472	420	449	450	507	480	517
Operating expenses	-244	-246	-231	-308	-251	-262	-268	-301	-278	-289
Gross operating income	*132*	*149*	*159*	*164*	*169*	*187*	*182*	*206*	*202*	*228*
Net allocation to provisions	-33	-39	-39	-44	-37	-37	-32	-30	-38	-49
Operating income	*99*	*110*	*120*	*120*	*132*	*150*	*150*	*176*	*164*	*179*
Net income from other assets	0	0	0	-1	0	0	0	-1	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	-36	-40	-43	-43	-48	-54	-53	-63	-57	-63
Net income before minority interests	*63*	*70*	*77*	*76*	*84*	*96*	*97*	*112*	*107*	*116*
Minority interests	-3	1	0	1	-1	-2	-3	-2	-3	-3
Net income	*60*	*71*	*77*	*77*	*83*	*94*	*94*	*110*	*104*	*113*
Average allocated capital	2,086	2,118	2,153	2,153	2,294	2,335	2,425	2,534	2,645	2,760
ROE after tax	11.5%	13.4%	14.3%	14.3%	14.5%	16.1%	15.5%	17.4%	15.7%	16.4%
o.w. Retail Banking outside France										
Net banking income	388	433	431	450	419	509	510	541	541	572
Operating expenses	-250	-259	-255	-275	-258	-312	-312	-341	-327	-341
Gross operating income	*138*	*174*	*176*	*175*	*161*	*197*	*198*	*200*	*214*	*231*
Net allocation to provisions	-35	-42	-43	-41	-44	-41	-36	-40	-28	-27
Operating income	*103*	*132*	*133*	*134*	*117*	*156*	*162*	*160*	*186*	*204*
Net income from other assets	-3	-1	2	0	20	-1	0	-4	8	-2
Net income from companies accounted for by the equity method	3	3	3	1	1	2	1	-1	1	1
Income tax	-30	-39	-41	-40	-42	-49	-49	-50	-54	-57
Net income before minority interests	*73*	*95*	*97*	*95*	*96*	*108*	*114*	*105*	*141*	*146*
Minority interests	-30	-36	-40	-40	-41	-46	-42	-36	-47	-50
Net income	*43*	*59*	*57*	*55*	*55*	*62*	*72*	*69*	*94*	*96*
Average allocated capital	666	648	653	667	676	803	836	888	875	919
ROE after tax	25.8%	36.4%	34.9%	33.0%	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Global Investment Management & Services										
Net banking income	439	478	501	565	545	551	541	628	602	608
Operating expenses	-355	-368	-386	-402	-395	-400	-397	-446	-415	-435
Gross operating income	*84*	*110*	*115*	*163*	*150*	*151*	*144*	*182*	*187*	*173*
Net allocation to provisions	0	-6	0	-7	0	-5	-6	4	0	-1
Operating income	*84*	*104*	*115*	*156*	*150*	*146*	*138*	*186*	*187*	*172*
Net income from other assets	-1	0	-1	-8	0	1	-2	3	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	-25	-33	-34	-46	-45	-44	-43	-59	-58	-54
Net income before minority interests	*58*	*71*	*80*	*102*	*105*	*103*	*93*	*130*	*129*	*118*
Minority interests	1	-5	-5	-12	-10	-7	-12	-17	-2	-1
Net income	*59*	*66*	*75*	*90*	*95*	*96*	*81*	*113*	*127*	*117*
Average allocated capital	552	607	659	685	718	806	858	809	825	932
ROE after tax	42.8%	43.5%	45.5%	52.6%	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%
o.w. Asset Management										
Net banking income	200	211	222	278	230	239	253	325	269	259
Operating expenses	-140	-139	-143	-161	-149	-152	-157	-184	-154	-163
Gross operating income	*60*	*72*	*79*	*117*	*81*	*87*	*96*	*141*	*115*	*96*
Net allocation to provisions	0	0	0	-2	0	0	-5	5	0	0
Operating income	*60*	*72*	*79*	*115*	*81*	*87*	*91*	*146*	*115*	*96*
Net income from other assets	-1	0	-1	-9	0	1	-1	-2	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	-20	-25	-26	-36	-28	-30	-30	-49	-39	-33
Net income before minority interests	*39*	*47*	*52*	*70*	*53*	*58*	*60*	*95*	*76*	*63*
Minority interests	-1	-5	-5	-9	-6	-6	-10	-13	-1	-1
Net income	*38*	*42*	*47*	*61*	*47*	*52*	*50*	*82*	*75*	*62*
Average allocated capital	224	226	248	250	264	329	370	337	291	330
ROE after tax	67.9%	74.3%	75.8%	97.6%	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%
o.w. Private Banking										
Net banking income	80	80	103	112	122	114	109	118	127	129
Operating expenses	-63	-65	-75	-87	-82	-82	-80	-90	-86	-90
Gross operating income	*17*	*15*	*28*	*25*	*40*	*32*	*29*	*28*	*41*	*39*
Net allocation to provisions	0	0	0	0	0	-4	-2	-1	0	0
Operating income	*17*	*15*	*28*	*25*	*40*	*28*	*27*	*27*	*41*	*39*
Net income from other assets	0	0	0	0	0	0	-1	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	-3	-2	-5	-4	-8	-5	-5	-5	-9	-9
Net income before minority interests	*14*	*13*	*23*	*21*	*32*	*23*	*21*	*22*	*32*	*30*
Minority interests	0	0	-2	-2	-2	-1	-2	-3	0	0
Net income	*14*	*13*	*21*	*19*	*30*	*22*	*19*	*19*	*32*	*30*
Average allocated capital	157	164	182	219	232	250	265	266	294	328
ROE after tax	35.7%	31.7%	46.2%	34.5%	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%
o.w. GSSI & Boursorama										
Net banking income	159	187	176	175	193	198	179	185	206	220
Operating expenses	-152	-164	-168	-154	-164	-166	-160	-172	-175	-182
Gross operating income	*7*	*23*	*8*	*21*	*29*	*32*	*19*	*13*	*31*	*38*
Net allocation to provisions	0	-6	0	-5	0	-1	1	0	0	-1
Operating income	*7*	*17*	*8*	*16*	*29*	*31*	*20*	*13*	*31*	*37*
Net income from other assets	0	0	0	1	0	0	0	5	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	-2	-6	-3	-6	-9	-9	-8	-5	-10	-12
Net income before minority interests	*5*	*11*	*5*	*11*	*20*	*22*	*12*	*13*	*21*	*25*
Minority interests	2	0	2	-1	-2	0	0	-1	-1	0
Net income	*7*	*11*	*7*	*10*	*18*	*22*	*12*	*12*	*20*	*25*
Average allocated capital	171	217	229	216	222	227	223	206	240	274
ROE after tax	16.4%	20.3%	12.2%	18.5%	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Corporate and Investment Banking										
Net banking income	1,091	1,364	1,216	1,063	1,178	1,110	1,208	1,231	1,550	1,233
Operating expenses	-675	-763	-731	-744	-713	-687	-768	-756	-843	-784
Gross operating income	*416*	*601*	*485*	*319*	*465*	*423*	*440*	*475*	*707*	*449*
Net allocation to provisions	-186	-201	-139	16	-48	34	36	39	47	22
Operating income	*230*	*400*	*346*	*335*	*417*	*457*	*476*	*514*	*754*	*471*
Net income from other assets	0	1	2	24	2	-1	2	13	0	0
Net income from companies accounted for by the equity method	1	6	2	8	0	9	3	14	4	6
Impairment of goodwill	0	0	0	0	0	0	0	0	0	-13
Income tax	-39	-95	-74	-87	-100	-111	-111	-125	-257	-115
Net income before minority interests	*192*	*312*	*276*	*280*	*319*	*354*	*370*	*416*	*501*	*349*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3	-3
Net income	*191*	*309*	*274*	*278*	*317*	*353*	*368*	*415*	*498*	*346*
Average allocated capital	3,605	3,612	3,609	3,529	3,524	3,581	3,620	3,666	3,686	3,975
ROE after tax	21.2%	34.2%	30.4%	31.5%	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%
o.w. Equity and Advisory										
Net banking income	369	562	505	428	440	517	560	512	740	643
Operating expenses	-281	-342	-358	-348	-316	-329	-374	-336	-378	-379
Gross operating income	*88*	*220*	*147*	*80*	*124*	*188*	*186*	*176*	*362*	*264*
Net allocation to provisions	0	-10	0	-27	-31	0	-2	-12	19	-2
Operating income	*88*	*210*	*147*	*53*	*93*	*188*	*184*	*164*	*381*	*262*
Net income from other assets	-2	0	0	0	0	-2	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	-1	-1	0	1	0	0
Impairment of goodwill	0	0	0	0	0	0	0	0	0	-13
Income tax	-16	-59	-30	-17	-17	-46	-38	-49	-162	-73
Net income before minority interests	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*	*176*
Minority interests	0	0	0	0	0	0	0	0	0	0
Net income	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*	*176*
Average allocated capital	407	407	403	404	428	445	434	378	352	417
ROE after tax	68.8%	148.4%	116.1%	35.6%	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%
o.w. Corporate Banking and Fixed Income										
Net banking income	722	802	711	635	738	593	648	719	810	590
Operating expenses	-394	-421	-373	-396	-397	-358	-394	-420	-465	-405
Gross operating income	*328*	*381*	*338*	*239*	*341*	*235*	*254*	*299*	*345*	*185*
Net allocation to provisions	-186	-191	-139	43	-17	34	38	51	28	24
Operating income	*142*	*190*	*199*	*282*	*324*	*269*	*292*	*350*	*373*	*209*
Net income from other assets	2	1	2	24	2	1	2	13	0	0
Net income from companies accounted for by the equity method	1	6	2	8	1	10	3	13	4	6
Impairment of goodwill	0	0	0	0	0	0	0	0	0	0
Income tax	-23	-36	-44	-70	-83	-65	-73	-76	-95	-42
Net income before minority interests	*122*	*161*	*159*	*244*	*244*	*215*	*224*	*300*	*282*	*173*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3	-3
Net income	*121*	*158*	*157*	*242*	*242*	*214*	*222*	*299*	*279*	*170*
Average allocated capital	3,198	3,205	3,206	3,125	3,096	3,136	3,186	3,288	3,334	3,558
ROE after tax	15.1%	19.7%	19.6%	31.0%	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%
Corporate Centre										
Net banking income	106	23	-95	-94	-63	-21	-83	-94	53	39
Operating expenses	-24	-34	-21	-82	-41	-22	-1	-62	-57	7
Gross operating income	*82*	*-11*	*-116*	*-176*	*-104*	*-43*	*-84*	*-156*	*-4*	*46*
Net allocation to provisions	-10	-13	-28	-5	0	-1	-7	-25	14	7
Operating income	*72*	*-24*	*-144*	*-181*	*-104*	*-44*	*-91*	*-181*	*10*	*53*
Net income from other assets	-109	235	142	106	219	-13	1	-49	158	0
Net income from companies accounted for by the equity method	5	2	1	5	1	1	6	1	0	0
Exceptional items and write-back of FGBR	0	-150	0	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0	0
Income tax	20	-25	21	61	-7	55	46	101	55	52
Net income before minority interests	*-52*	*-22*	*-25*	*-81*	*109*	*-1*	*-34*	*-128*	*223*	*105*
Minority interests	-12	-11	-13	-11	-10	-18	-15	-29	-62	-46
Net income	*-64*	*-33*	*-38*	*-92*	*99*	*-19*	*-49*	*-157*	*161*	*59*

In order to comply with the classification in Shareholders' equity used for balance sheet accounts as of 1/1/05 under IAS 32, the Group reclassified on a retroactive basis, in respect of Q1 05 results, the remuneration of preferred shares which was previously deducted from NBI, and is now booked to minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration paid on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and EUR 5 million on Q1 05 net income).

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
GRCUP										
Net banking income	3,749	4,106	3,862	3,920	3,934	4,065	4,078	4,329	4,746	4,455
Operating expenses	-2,519	-2,652	-2,596	-2,801	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897
Gross operating income	*1,230*	*1,454*	*1,266*	*1,119*	*1,267*	*1,360*	*1,331*	*1,386*	*1,761*	*1,558*
Net allocation to provisions	-330	-377	-338	-181	-200	-126	-114	-128	-73	-115
Operating income	*900*	*1,077*	*928*	*938*	*1,067*	*1,234*	*1,217*	*1,258*	*1,688*	*1,443*
Net income from other assets	-112	239	145	125	238	-20	4	-27	166	-1
Net income from companies accounted for by the equity method	10	12	6	15	3	12	10	15	5	8
Exceptional items and FGBR	0	-150	0	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0	-13
Income tax	-219	-358	-296	-288	-365	-331	-344	-340	-506	-366
Net income before minority interests	*539*	*760*	*738*	*718*	*943*	*895*	*891*	*906*	*1,353*	*1,071*
Minority interests	-56	-65	-68	-74	-76	-84	-85	-97	-129	-114
Net income	*483*	*695*	*670*	*644*	*867*	*811*	*806*	*809*	*1,224*	*957*
Average allocated capital	14,778	15,009	15,455	15,713	16,044	16,388	16,744	17,088	16,529	17,254
ROE after tax	13.1%	18.5%	17.3%	16.4%	21.6%	19.8%	19.3%	18.9%	29.5%	22.0%

In order to comply with the classification in Shareholders' equity used for balance sheet accounts as of 1/1/05 under IAS 32, the Group reclassified on a retroactive basis, in respect of Q1 05 results, the remuneration of preferred shares which was previously deducted from NBI, and is now booked to minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration paid on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and EUR 5 million on Q1 05 net income).

Paris, 6 June 2005

PRESSE RELEASE

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with
share capital of
EUR 542 691 448,75
552 120 222 RCS PARIS

Société Générale strengthens recruitment drive for 2005

To support its continued development, Société Générale is reinforcing its recruitment programs in France and internationally, with plans to hire at least **8,000 staff in 2005**.

Responding to the need for qualified staff entailed by the Group's evolution, Société Générale recruited more than 3,000 people world-wide during the first quarter of 2005, of which 50% were in France.

This strong level of recruitment is driven by demand from the Group's branch network for client advisors and account managers for business and individual clientele.

In the corporate and investment bank, recruitment objectives cover all areas, in particular origination, trading, sales and analyst professionals for both debt and equity, with a specific focus on high yield, leveraged finance, derivatives and cash, as well as structured finance specialists. At the same time, the Group has a sustained recruitment drive in the securities services and support functions arenas.

To support these aggressive recruitment objectives, Société Générale has put in place a series of expanded partnerships with certain European universities. As well, the bank will launch a poster **campaign** in its branch network, beginning **7 June**, to expand the regular communication channels (internet sites, print advertising, participation in relevant forums and youth events) used to reach young graduates.

Société Générale is an employer of choice in France and internationally. In 2004, the bank received over 250,000 applications in France alone, from young graduates as well as more experienced candidates.

In France, future business and engineering graduates ranked Société Générale #1 prospective employer in the banking sector, among firms spontaneously cited (TNS Sofres survey 2004). Additionally in the Czech Republic, Komercni Banka was named 'Best Employer' by young graduates for the third consecutive year.

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 17 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,180 billion, March 2005) and under management (EUR 326 billion, March 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Paris, Moscow, Samara, July 12th 2005

PRESS RELEASE

Société Générale completes the acquisition of a 100% stake in Promek Bank

Société Générale announces that the acquisition of 100% of **Promek Bank** from the SOK Group, a Russian automobile conglomerate, has been successfully completed following **approval by Russian regulatory authorities** : the Central Bank of Russia and the anti-monopoly body.

Headquartered in Samara, Promek Bank is a leading regional bank in Russia specialized in consumer finance, with two thirds of its loan portfolio made up of car financing. With a strong network of more than **48 branches** in 34 Russian regions, Promek Bank employs around **600 staff** and serves **110,000 clients.**

This acquisition enables Rusfinance, Société Générale's subsidiary in Russia specialized in point of sale loans, to **enlarge its geographic scope** and to reinforce its **expertise in automobile finance** in dealerships, drawing on Promek's industry knowledge and regional network.

The new entity, which will use the Rusfinance brand, will have a unified organizational structure and share common IT tools. The combined loan portfolio of the two companies totals USD 150 million. The enlarged Rusfinance is a strong platform from which to accelerate Société Générale's regional development in this fast-growing market (consumer loans outstanding doubled in 2004).

This transaction follows the continued strategic development of Société Générale's Specialized Financial Services business, and will lead to increased synergies with the firm's other activities in Russia : retail banking and operational car leasing.

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France

Fax +33(0)1 42 14 28 98

www.socgen.com

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 17 million individual customers worldwide.
- *Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under* custody (EUR 1,180 billion, March 2005) and under management (EUR 326 billion, March 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Rusfinance
Rusfinance is the consumer finance subsidiary of Société Générale Group in Russia, launched in August 2004 and specialized in consumer finance and car loans in dealerships.
A fast-growing company, Rusfinance currently employs more than 750 persons in 15 Russian regions, with a loan portfolio exceeding 100,000 clients. Rusfinance focuses on consumer loan distribution through two main channels: a direct marketing platform and a network of commercial partners (regional retail networks, federal distribution chains and car dealerships all over Russia).
www.rusfinance.ru

SOK Group
One of the most ambitious and fast growing industrial groups in Russia, the SOK Group controls more than 40 industrial companies all over Russia. More than 20 companies produce auto component parts and 3 companies – ROSLADA, IZHAUTO and VAZINTERSERVICE – produce cars. Total turnover of the Group in 2004 amounted to USD 1,5 billion. The Group employs more than 80,000 people.

Paris, 19 July 2005

PRESS RELEASE

Société Générale completes the acquisition of Eurobank in Poland

Société Générale is pleased to announce that following full approval from the Polish Banking Commission and Anti-monopoly Authorities, its acquisition of **Eurobank** has been completed. This transaction, announced 25 April 2005, was finalized on Monday 18 July 2005.

Eurobank is a major player in the consumer credit market in Poland. Specialised in the direct distribution of cash loans, and with a strong national network of over 110 sales branches, Eurobank had over 240 million EUR of outstanding loans as at the end of June 2005.

This transaction is in line with the development strategy of Société Générale's Specialized Financial Services business, and reinforces the Group's presence in consumer credit, with outlets in 9 countries: Germany, France, Italy, Morocco, Poland, the Czech Republic, Romania, Russia and Tunisia.

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France

Fax +33(0)1 42 14 28 98

www.socgen.com

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 17 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,180 billion, March 2005) and under management (EUR 326 billion, March 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.

www.socgen.com

Société Générale Group in Poland

Société Générale is present in Poland through a large array of services including corporate banking (SG CIB), cash management and financial services including :

- SG Equipment Finance (business finance and vendor programmes)
- ALD Automotive (operational car leasing and fleet management)
- ECS (IT asset leasing and management).

Paris, July 29th, 2005

PRESS RELEASE

Results of the 18th capital increase reserved for Société Générale Group employees

Société Générale has been pursuing an active policy of employee share ownership for 18 years now, offering Group employees highly attractive subscription conditions.

Gradually extended across the Group's scope worldwide since 2003, this year's capital increase reserved for employees targeted 100,000 employees and former employees in 48 countries.

A clear reflection of Société Générale's desire to tie the largest possible number of Group employees to its performance, the operation also provided the perfect opportunity to promote the Group's values and diversity throughout the company. Indeed, these operations have become an important event for the whole of the Société Générale community and furthering the company's cohesion at an international level.

Open from May 18th to June 3rd, 2005, the Global Employee Share Ownership Plan once again met with great success, with 59% of the 100,000 beneficiaries subscribing to the operation. Subscription rates stood at 70% in France (Société Générale and its French subsidiaries) and 30% abroad. In total, 5.6 million shares were created and EUR 357.7 million raised (versus EUR 302.9 million in 2004).

Today, over 60,000 employees and former employees across the globe hold around 8.5% of Société Générale's share capital, a clear sign of their commitment to the Group and faith in its performance and future.

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 17 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,180 billion, March 2005) and under management (EUR 326 billion, March 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with a share capital of
EUR 542,691,448.75
552 120 222 RCS PARIS

GENERALE

GROUP

DELTAPrivateEquityPartners

PRESS RELEASE

Paris, August 12th 2005

Société Générale acquires DeltaCredit Bank from Delta Private Equity Partners

Société Générale and Delta Private Equity Partners announce the acquisition by Société Générale of 100% of **DeltaCredit Bank** specialized in mortgage lending in Russia.

The acquisition, signed on August 11th, is subject to the approval of the Russian regulatory authorities and should be completed in the following months.

DeltaCredit Bank, founded by the U.S. Russia Investment Fund and managed by Delta Private Equity Partners, is the leading domestic mortgage lender in the Russian Federation. It has developed innovative mortgage products aimed at satisfying diverse housing needs of individuals in Russia. DeltaCredit Bank has 128 employees and originated over USD 200 million mortgages in Russia.

This transaction is in line with the development strategy of Société Générale's international retail banking business. It will complement and reinforce the Group's presence in Russia which already includes universal banking (Banque Société Générale Vostok) and consumer credit (Rusfinance).

"Thanks to DeltaCredit's leading role in mortgage lending, this acquisition will add both strength and depth to Société Générale's presence in Russia" said Jean-Louis Mattei, Head of International Retail Banking for the group. "We expect many business opportunities will come from this new entity."

"DeltaCredit's management team has done an excellent job in positioning the bank for rapid, effective growth," says Patricia M. Cloherty, Chairman and CEO of Delta Private Equity Partners. "The backing of Société Générale, a provider throughout the world of the highest quality financial services, will add both financial resources and technical depth to support the bank's further expansion in the Russian market."

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Contacts

Jérôme Fourré Tel +33 (0)1 42 14 25 00 - jerome.fourre@socgen.com
Stéphanie Carson-Parker Tel +33 (0)1 42 14 95 77 - stephanie.carson-parker@socgen.com

Delta Private Equity Partners

Delta Private Equity Partners is a leading private equity manager dedicated to developing and funding emerging growth companies in Russia that possess the potential to become market leaders. It has invested about $300 million in 44 Russian companies through The US Russia Investment Fund established in 1994 and Delta Russia Fund, a successor private fund set up in 2004. More information is available at www.dpep.com

Contacts

Katerina Panteliushina Tel +7 (095) 960-3131 - epanteliushina@dpep.com
Director for Corporate Communications and Investor Relations

Paris, 19 August 2005

PRESS RELEASE

Société Générale selected for the acquisition of MIBank in Egypt

Société Générale confirms the acquisition of **MIBank** by National Société Générale Bank (NSGB), Société Générale's Egyptian subsidiary in which it holds a 78% stake.

The transaction will be structured as a tender offer as indicated by local regulations. A group of institutional investors has committed its stake of 69.7% of MIBank's shares to the tender.

With a network of 30 branches and 1,300 staff, MIBank is the second largest privately-owned universal bank in Egypt, with a client base comprising 50,000 individuals and 800 corporates.

This acquisition is in line with Société Générale's strategic development in international retail banking. It reinforces NSGB's position in Egypt and places the new group among the leading privately-owned banks in Egypt.

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

National Société Générale Bank (NSGB)
NSGB has over 1,000 employees and recorded net profits for 2004 of EGP 250 million. Since its establishment in 1978, NSGB has offered commercial and investment banking services. Recently, the bank has developed its retail banking business with a branch network comprising 39 outlets at the end of 2004. During the first half 2005, NSGB opened 7 new branches in the greater Cairo area, with another 11 new branches projected in the second half 2005.

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France

Fax +33(0)1 42 14 28 98

www.socgen.com


04 / 08 / 2005

SOCIETE GENERALE

SECOND QUARTER AND FIRST HALF 2005 RESULTS

SOCIETE GENERALE

GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategy.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.

The Group's financial statements, presented under IFRS excluding IAS 32 & 39 and IFRS 4 for 2004, and including IAS 32&39 and IFRS 4 (on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union, and with the early application of the amendment to the fair value option to be adopted by 31/12/05) for H1 05 and Q2 05, have been reviewed by the Statutory Auditors. The Group also provides an assessment in this presentation of the H1 05 and Q2 05 impact of IAS 32 & 39 and IFRS 4, which has not been reviewed by the Statutory Auditors.

In order to comply with the classification under shareholders' equity used for the balance sheet at 01/01/05 (IAS 32), the Group reclassified the dividends paid on its preferred shares on a retroactive basis. These were previously deducted from NBI and in Q1 05 were booked under minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and of EUR 5 million on Q1 05 net income).



- **Group results**
- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



H1 05: confirmed expansion of existing franchises

- **Sustained activity in all core businesses**
  - French Networks: high volumes of new business
  - Retail Banking outside France: strong organic growth
  - Financial Services: buoyant activity levels
  - High level of net inflows in Asset Management and Private Banking; robust activity in Global Securities Services for Investors
  - Renewed growth in client-driven activity in Corporate & Investment Banking
- **Risk provisioning remains low**



Sharp rise in half-yearly results

- **Sustained organic growth in NBI: +14.0%* vs. H1 04**
  - Negligible impact of IAS 32 & 39: EUR +43m
- **Operating expenses: +8.4%* vs. H1 04**
- **Marked reduction in C/I ratio: 63.9% (vs. 67.2% in H1 04)**
- **GOI: +25.5%* vs. H1 04**
- **Cost of risk remains low: 18 bp**
- **Operating income: +37.0%* vs. H1 04**

In EUR m	H1 04	H1 05	Change H1/H1	
Net banking income	7,999	9,201	+15.0%	+14.0%*
Operating expenses	(5,372)	(5,882)	+9.5%	+8.4%*
Gross operating income	2,627	3,319	**+26.3%**	**+25.5%***
Net allocation to provisions	(326)	(188)	-42.3%	-54.1%*
Operating income	2,301	3,131	**+36.1%**	**+37.0%***
Net income from companies accounted for by the equity method	15	13		
Net income from other assets	218	165		
Impairment of goodwill	0	(13)		
Net income	1,678	2,181	**+30.0%**	**+35.2%***
Group ROE (after tax)**	20.7%	25.7%		
C/I ratio	67.2%	63.9%		
Tier-one ratio	8.3%	7.8%		

** Group ROE for H1 05 is calculated on the basis of average shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding (i) unrealised capital gains or losses, (ii) deeply subordinated notes, and (iii) remuneration, net of tax, to be paid to holders of deeply subordinated notes. The net income used to calculate ROE excludes remuneration, net of tax, to be paid to holders of deeply subordinated notes for the period (i.e. EUR 11m).

* When adjusted for changes in Group structure and at constant exchange rates
H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Very good second quarter

- **NBI: +8.8%* vs. Q2 04**
  - Estimated impact of IAS 32 & 39: EUR -70m
- **Opex: +6.7%* vs. Q2 04**
- **Reduction in C/I ratio: 65.0% (vs. 66.5% in Q2 04)**
- **Low cost of risk: 20 bp**
- **Group ROE** after tax: 22.0%**

In EUR m	Q2 04	Q2 05	Change Q2/Q2	
Net banking income	4,065	4,455	+9.6%	+8.8%*
Operating expenses	(2,705)	(2,897)	+7.1%	+6.7%*
Gross operating income	**1,360**	**1,558**	**+14.6%**	**+13.1%***
Net allocation to provisions	(126)	(115)	-8.7%	-20.2%*
Operating income	**1,234**	**1,443**	**+16.9%**	**+16.6%***
Net income from companies accounted for by the equity method	12	8		
Net income from other assets	(20)	(1)		
Impairment of goodwill	0	(13)		
Net income	**811**	**957**	**+18.0%**	**+17.2%***
Group ROE (after tax)**	19.8%	22.0%		
C/I ratio	66.5%	65.0%		
Tier-one ratio	8.3%	7.8%		
Risk-weighted assets (end of period, in EUR bn)	207.9	234.4		

** Group ROE for Q2 05 is calculated on the basis of average shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding (i) unrealised capital gains or losses, (ii) deeply subordinated notes, and (iii) remuneration, net of tax, to be paid to holders of deeply subordinated notes. The net income used to calculate ROE excludes remuneration, net of tax, to be paid to holders of deeply subordinated notes for the period (i.e. EUR 6m).

* When adjusted for changes in Group structure and at constant exchange rates
Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Revenue growth across the board

- **Strong growth in French Networks' NBI: +5.0% vs. Q2 04 excl. effect of IAS 32 & 39**
  - NBI: +1.3% vs. Q2 04, including EUR 50m allocation to PEL/CEL provisions
- **Sustained organic growth in Retail Banking outside France**
- **Robust business volumes in Financial Services**
- **Global Investment Management & Services: substantial rise in revenues**
- **Good quarter in Corporate & Investment Banking in a mixed market environment**
  - Impact of IAS 32 & 39: EUR -115m o.w. Day One P&L: EUR -27m


NBI (in EUR m)
4,065
1,110
551
509
1,467
4,455
1,233
608
572
1,486
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Change Q2 05/Q2 04
+8.8%*
Corporate & Investment Banking (+12.5%*)
GIMS (+12.0%*)
Retail Banking outside France (+9.9%*)
Financial Services (+4.0%*)
French Networks (+1.3%)
Corporate Centre

* When adjusted for changes in Group structure and at constant exchange rates

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32 & 39 and IFRS 4)



Reduction in Group quarterly C/I ratio: 65.0%

- **Operating expenses of French Networks: +3.2% vs. Q2 04**
- **Further gains in operating efficiency at Group growth drivers**
  - Retail Banking outside France: 59.6% (vs. 61.3% in Q2 04)
  - Financial Services: 55.9% (vs. 58.4% in Q2 04)
  - Global Investment Management & Services: 71.5% (vs. 72.6% in Q2 04)
- **C/I ratio for Corporate & Investment Banking: 63.6%**


Operating expenses (in EUR m)
Change Q2 05/Q2 04
2,705
2,897
+6.7%*
687
784
Corporate & Investment Banking (+15.5%*)
400
435
GIMS (+10.4%*)
312
341
Retail Banking outside France (+8.3%*)
Financial Services (+0.8%*)
1,022
1,055
French Networks (+3.2%)
Corporate Centre
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

* When adjusted for changes in Group structure and at constant exchange rates

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
2005 quarters: IFRS (*incl.* IAS 32 & 39 and IFRS 4)



Risk provisioning remains low

- **Low Group cost of risk**
  - 20 bp (vs. average of 48 bp for 2000-2004)
  - 18 bp excluding effect of discounting of provisions under IAS 32 & 39 (EUR +9m)
- **French Networks**
  - Cost of risk: 30 bp in Q2 05 (vs. 34 bp in Q2 04)
- **Corporate & Investment Banking**
  - Very few new loans provisioned
  - Write-back of specific provisions following repayment or sale of loans

Net allocation to provisions (in EUR m)



126
114
128
73
115
154
137
146
134
143
-34
-36
-39
-47
-22
Retail Banking and Financial Services
Corporate Centre and GIMS
Corporate & Investment Banking

	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05
Annualised cost of commercial risk* as proportion of RWA at end of period (in bp)	22	18	13	17	20
Risk-weighted assets at end of period (excl. market activities), in EUR bn	201	206	210	215	227

* Specific provisioning for identified risks + general credit risk reserve in 2004; Specific provisioning for identified risks + portfolio-based provisions as of Q1 05.

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32 & 39 and IFRS 4)



- Group results
- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



RETAIL BANKING AND FINANCIAL SERVICES

Q2 05 NBI:
+6.2% vs. Q2 04; +3.6% like-for-like

Q2 05 net income:
EUR 435m, +12.9% vs. Q2 04 like-for-like

Q2 05 ROE after tax:
20.0%

Individual customers:
17.9 million (+13.7% vs. end-June 2004)



58%
of Group NBI
French Networks
33%
ROE: 18%*
International Networks
13%
ROE: 41.8%
Financial Services
12%
ROE: 16.4%

Q2 05 NBI: EUR 2,575 m

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* Q2 05 ROE after tax: 23.0% excl. IAS 32 & 39



Robust new business levels

- **Individual customer segment**
  - Another sharp jump in number of personal current a/c:
    + 146,000 vs. Q2 04 (+2.6%)
    incl. +43,000 in Q2 05
  - Record housing loan issuance:
    EUR 4.4bn (+32.2% vs. Q2 04)
  - Consumer credit:
    - Instalment loans: EUR 0.9bn (+4.2% vs. Q2 04)
    - Revolving loans: EUR 1.2bn (+7.1% vs. Q2 04)
  - Total savings inflows in life insurance: EUR 2.0bn, +11.6% vs. Q2 04
    - Focus on unit-linked policies: EUR 618m (x2.0 vs. Q2 04), 30.8% of total inflows
- **Business customer segment**
  - 960 new relationships with high quality SMEs: (17.3% vs. Q2 04)
  - Investment loans: outstanding of EUR 33.8bn (+8.2% vs. Q2 04)
  - Operating loans: outstanding of EUR 12.1bn (+3.1% vs. Q2 04)

Individual customers
Steady growth in business volumes


Change since 2000
170
160
150
140
130
120
110
100
2000
2001
2002
2003
2004
Q2 05
+71%
Outstanding housing loans
+36%
Outstanding deposits
+31%
Outstanding consumer credit
+21%
Average balance per personal current a/c
+12%
Number of personal current a/c



Marked top-line growth, excluding impact of IAS 32 & 39

- **NBI: +5.0% vs. Q2 04 excl. IAS 32 & 39; +1.3% vs. Q2 04 incl. IAS 32 & 39**
  - EUR 50m allocation to PEL/CEL provisions in Q2 05, following reversal of EUR 23m in Q1 05
- **Fee & commission income: +6.6% vs. Q2 04**
  - Financial commissions: +17.0% vs. Q2 04
  - Service commissions: +3.2% vs. Q2 04
- **Net interest income: +3.8% vs. Q2 04 excl. IAS 32 & 39, despite historically low interest rates**
  - Average outstanding deposits
    - Sight deposits: +8.4%
    - Special savings accounts: +5.2%
  - Average outstanding loans: +9.3%
    - o.w. individual customers: +13.7%
    - o.w. business customers: +4.9%
  - Interest margin: 3.15% (-16 bp vs. Q2 04; -4 bp vs. Q1 05)


NBI
1,467
1,452
1,516
1,520
1,486
Financial commissions
159
136
175
165
186
Service commissions
475
457
460
478
490
Other (incl. change in PEL/CEL provisions as of Q1 05)
50
61
82
85
5
Interest income on business customers
307
303
305
300
306
Interest income on individual customers
476
495
494
492
499
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32 & 39 and IFRS 4)



Consistently high contribution to Group results

Second quarter 2005

- Operating expenses: +3.2% vs. Q2 04
  - Headcount stable on Q2 04
- C/I ratio: 68.5% excl. IAS 32 & 39
- Strong growth in GOI: +9.2% excl. IAS 32 & 39
- Cost of risk: 30 bp vs. 34 bp in Q2 04

First half 2005

- NBI: +4.5% vs. H1 04 excl. IAS 32 & 39
- Operating expenses: +4.4% vs. H1 04
- GOI: +4.9% excl. IAS 32 & 39
- ROE after tax: 20.1% excl. IAS 32 & 39

In EUR m	Q2 04	Q2 05	Change	H1 05	Change H1/H1
Net banking income	1,467	1,486	+1.3%	3,006	+3.6%
Operating expenses	(1,022)	(1,055)	+3.2%	(2,120)	+4.4%
Gross operating income	**445**	**431**	**-3.1%**	**886**	**+1.7%**
Net allocation to provisions	(76)	(67)	-11.8%	(135)	-8.2%
Operating income	**369**	**364**	**-1.4%**	**751**	**+3.7%**
Net income	**225**	**226**	**+0.4%**	**466**	**+5.2%**
ROE after tax	19.0%	18.0%		18.9%	
C/I ratio	69.7%	71.0%		70.5%	

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05 & H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



An ambitious and controlled growth strategy

- **Development in high-potential markets**
  - Central and Eastern Europe
  - Mediterranean Basin
- **Successful integration of acquisitions**
  - +4.2 million individual customers since 1999
    - nearly half through organic growth
- **Sound diversification**
  - between geographical regions (revenues: 64% EU and pre-EU, 36% other countries)
  - between customer segments (outstanding deposits and loans: 49.7% retail, 50.3% corporate)
  - between deposits and loans (deposits EUR 30.7bn, loans EUR 21.8bn)
- **Synergies and initiatives to boost productivity**
  - Harmonisation of tools and processes: IT, electronic payments, CRM, loan recovery
  - Joint developments with other business lines (consumer credit, insurance, CIB, etc.)



An example of the growth model: BRD (Romania)

- **Rapid growth since 1999**
  - Individual customers:
    - 1.5 million customers (+25% per year)
    - Outstanding deposits: EUR 1.3bn (+20% per yr)
    - Outstanding loans: EUR 0.8bn (+83% per yr)
  - Business customers:
    - Outstanding deposits: EUR 1.7bn (+30% per yr)
    - Outstanding loans: EUR 1.4bn (+18% per yr)
- **Accelerated pace of expansion since end-June 2004**
  - Opening of 81 branches
  - +237,000 individual customers
- **Rising contribution**
  (at constant exchange rates)
  - 1999 GOI: EUR 29m
  - 2004 GOI: EUR 154m
  - H1 05 GOI: EUR 92m (+47% vs. H1 04)


In millions
No. of individual customers
No. of bank cards
0.5
0.7
1.1
1.3
1.2*
1.4*
1.5*
0.3
0.7
1.0
0.9
1.0
1.1

	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04	Jun 05
Branches	191	193	191	178	181	212	257
Headcount	4,428	4,444	4,522	4,387	4,291	4,483	4,794

(*) Active customers: customers with one product or more who have carried out at least one current account transaction in the last three months



Dynamic business momentum

- **Rapid growth in customer base**
  - +646,000 individual customers vs. Q2 04 (+13%) at constant structure
    - o.w. Europe (EU and pre-EU): +308,000 vs. Q2 04 (+10%)
  - Rise in outstanding deposits and loans:
    - Individual customer deposits: +14.2%* vs. Q2 04
    - Individual customer loans: +37.8%* vs. Q2 04
    - Business customer deposits: +11.9* vs. Q2 04
    - Business customer loans: +13.2%* vs. Q2 04
- **Reinforcement of sales platform**
  - 1,562 branches at June 30th 2005
    - +163 vs. Q2 04 at constant structure: +81 in Romania, +32 in Bulgaria, +18 in Serbia
  - +738 staff vs. Q2 04 at constant structure

Geographical breakdown of NBI


+32%
433
509
572
41%
13%
46%
36%
14%
50%
36%
18%
46%
Rest of world
Pre-EU
EU
Q2 03
Q2 04
Q2 05

Q2 03: French standards
Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates



Sharp improvement in contribution, very high profitability

- **Second quarter 2005**
  - NBI: +9.9%* vs. Q2 04
  - Operating expenses: +8.3%* vs. Q2 04
  - Very low cost of risk: 39 bp
- **First half 2005**
  - NBI: +12.9%* vs. H1 04
  - Operating expenses: +9.2%* vs. H1 04
  - GOI: +18.4%* vs. H1 04
  - ROE after tax: 42.4%

In EUR m	Q2 04	Q2 05	Change		H1 05	Change H1/H1
Net banking income	509	572	+12.4%	+9.9%*	1,113	+12.9%*
Operating expenses	(312)	(341)	+9.3%	+8.3%*	(668)	+9.2%*
Gross operating income	**197**	**231**	**+17.3%**	**+12.3%***	**445**	**+18.4%***
Net allocation to provisions	(41)	(27)	-34.1%	-37.2%*	(55)	-61.8%*
Operating income	**156**	**204**	**+30.8%**	**+25.5%***	**390**	**+44.4%***
Net income from other assets	(1)	(2)	NM	NM	6	NM
Net income	**62**	**96**	**+54.8%**	**+57.4%***	**190**	**+60.9%***
ROE after tax	30.9%	41.8%			42.4%	
C/I ratio	61.3%	59.6%			60.0%	

* When adjusted for changes in Group structure and at constant exchange rates

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05 & H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Business finance and services: rise in new financing in a sluggish economic environment

- **Vendor and equipment finance**
  - No.1 in Europe (18 countries)
  - Acquisition of Finagen's leasing business in Italy (outstanding financing of EUR 40m)

SG Equipment Finance

	Q2 05	Change Q2 05/Q2 04
New financing (EUR bn)	3.4	+12.4%*
Avg outstanding loans (EUR bn)	13.5	+3.0%*

- **Operational vehicle leasing and fleet management**
  - No.2 in Europe (28 countries)
  - Opening of subsidiaries in Egypt and India

ALD Automotive

	Q2 05	Change Q2 05/Q2 04
Number of vehicles	541,000	+8.7%*
Avg outstanding loans (EUR bn)	5.9	+16.2%*

- **IT asset leasing and management**
  - No.1 in Europe (11 countries)

ECS

	Q2 05	Change Q2 05/Q2 04
New leasing (EUR m)	258	stable
Service revenues (EUR m)	13	+8.3%

* Adjusted for changes in Group structure



Consumer credit: sharper pace of expansion

■ Sustained organic growth

- In France:
  - Market share gains for CGI and Franfinance
  - Aggressive commercial strategy: launch of Disponis
  - New lending**: +19.1% vs. Q2 04
  - Oustanding loans**: +9.7% vs. Q2 04
- Abroad:
  - New lending: +10.3%* vs. Q2 04
  - Outstanding loans: +22.0%* vs. Q2 04
- Resilient margins

■ Targeted growth outside France

- Good start to integration of Hanseatic Bank in Germany
- Acquisitions consolidated in second half:
  - Promek Bank (outstanding of EUR 88m) in Russia
  - Eurobank (outstanding of EUR 246m) in Poland
  - Finagen (outstanding of EUR 300m) in Italy

Breakdown of outstanding loans



(in EUR bn)
10.6
5.2
x2.0
41%
59%
61%
39%
International
France
2001
Q2 05



eurobank
Hanseatic Bank
ESSOX
DISPONIS
BRD Finance
CGI
FIDITALIA
CGMer

* Adjusted for changes in Group structure
** Excluding EUR 7.6bn of outstanding loans to French Network customers



Increase in profitability

Second quarter 2005

- Specialised financing
  - NBI: +18.8% vs. Q2 04
    - Effect of acquisitions (Elcon in 2004, Hanseatic Bank in 2005)
    - Organic growth: NBI +4.8%* vs. Q2 04
  - Opex: +5.9%* vs. Q2 04 due to ongoing investments
  - ROE after tax: 19.3%
- Life insurance
  - NBI: +4.3%* vs. Q2 04 fuelled by operating NBI
    - Prudent provisioning policy

First half 2005

- Specialised financing
  - NBI: +6.4%* vs. H1 04
  - Opex: +6.8%* vs. H1 04
  - ROE after tax: 18.7%
- Life insurance
  - NBI: +10.2%* vs. H1 04

In EUR m	Q2 04	Q2 05	Change		H1 05	Change H1/H1
Net banking income	449	517	+15.1%	+4.0%*	997	+5.6%*
o.w. specialised financing	*352*	*418*	*+18.8%*	*+4.8%**	*792*	*+6.4%**
Operating expenses	(262)	(289)	+10.3%	+0.8%*	(567)	+1.8%*
Gross operating income	**187**	**228**	**+21.9%**	**+8.6%***	**430**	**+11.2%***
o.w. specialised financing	***148***	***177***	***+19.6%***	***+2.7%****	***329***	***+5.8%****
Net allocation to provisions	(37)	(49)	+32.4%	+0.0%*	(87)	-4.1%*
Operating income	**150**	**179**	**+19.3%**	**+10.7%***	**343**	**+15.2%***
o.w. specialised financing	***111***	***128***	***+15.3%***	***+3.6%****	***242***	***+9.4%****
Net income	**94**	**113**	**+20.2%**	**+13.8%***	**217**	**+16.9%***
ROE after tax	16.1%	16.4%			16.1%	
C/I ratio	58.4%	55.9%			56.9%	

* When adjusted for changes in Group structure and at constant exchange rates

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05 & H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



GLOBAL INVESTMENT MANAGEMENT & SERVICES

Q2 05 NBI:
+10.3% vs. Q2 04; +12.0% like-for-like

Q2 05 net income:
EUR 117m (+24.5% vs. Q2 04 like-for-like)

Q2 05 net inflows:
EUR 13.7bn


14%
of Group NBI

Q2 05 NBI: EUR 608 m

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Highlights

- **Asset Management**
  - Good performances from all platforms
- **Private Banking**
  - Acceleration of business momentum at all entities
- **GSSI**
  - FIMAT: acquisition of Preferred Trade in US
  - Rise in assets under custody: EUR 1,275bn (+16% vs. Q2 04)
- **Boursorama**
  - Acquisition of Squaregain (ex-Comdirect UK)
  - AuM: EUR 4.3bn (+29.9%* vs. end-June 2004)
    - Outstanding savings deposits at 30/06/05: EUR 1.6bn (×2.2* vs. end-June 2004)


Assets under management (EUR bn)
298
269
284
315
353
258
232
239
267
298
40
37
45
48
55
2001
2002
2003
2004
Q2 05
Asset management
Private banking


Assets under custody (EUR bn)
808
864
1,023
1,115
1,275
2001
2002
2003
2004
Q2 05

* When adjusted for changes in Group structure and at constant exchange rates



Very strong net inflows: EUR 13.7 billion

Asset Management

- Net new money over Q2 05: EUR 11.6bn,
  - o.w. 55% into structured products, notably CDOs

  Net new money over H1 05: EUR 15.6bn,
  i.e. 12% of AuM on annualised basis
- Assets under management: EUR 298.1bn
  (EUR 263.1bn at 30/06/04)
  - Favourable forex and market effects

Private Banking

- Record net new money over Q2 05: EUR 2.1bn,

  Net new money over H1 05: EUR 3.6bn,
  i.e. 15% of AuM on annualised basis
- Assets under management: EUR 55.1bn
  (EUR 48.3bn at 30/06/04)

In EUR bn		Net new money	Price effect	FX effect	
	326.4	+13.7	+4.9	+8.2	353.2


275.1
+11.6
+4.2
+7.2
298.1
Asset Management
+2.1
+0.7
+1.0
51.3
Private Banking
55.1
Mar 05
Jun 05

Reminder: these figures do not include some EUR 82bn of assets held by customers of the French Networks (investible assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 49.7bn)



Marked rise in results

- **Q2 05 operating income: +19.4%* vs. Q2 04**
  - Asset Management: resilient margins, despite a slight rise in fixed income products
  - Private Banking: maintenance of high margins
  - GSSI & Boursorama: strong growth in operating income: +19.4%* vs. Q2 04
- **Reduction in C/I ratio: 71.5% vs. 72.6% in Q2 04**
- **Net income: +24.5%* vs. Q2 04**
- **H1 05 operating income: +22.1%* vs. H1 04**

In EUR m	Q2 04	Q2 05	Change		H1 05	Change H1/H1
Net banking income	551	608	+10.3%	+12.0%*	1,210	+11.8%*
o.w. Asset Management	*239*	*259*	*+8.4%*	*+10.7%**	528	*+14.8%**
o.w. Private Banking	*114*	*129*	*+13.2%*	*+14.2%**	256	*+8.9%**
o.w. GSSI & Boursorama	*198*	*220*	*+11.1%*	*+12.3%**	426	*+9.9%**
Operating expenses	(400)	(435)	+8.7%	+10.4%*	(850)	+8.5%*
Gross operating income	**151**	**173**	**+14.6%**	**+16.1%***	**360**	**+20.4%***
Net allocation to provisions	(5)	(1)	-80.0%	-80.0%*	(1)	-80.0%*
Operating income	**146**	**172**	**+17.8%**	**+19.4%***	**359**	**+22.1%***
o.w. Asset Management	***87***	***96***	***+10.3%***	***+12.9%****	***211***	***+27.1%****
o.w. Private Banking	***28***	***39***	***+39.3%***	***+39.3%****	***80***	***+17.6%****
o.w. GSSI & Boursorama	***31***	***37***	***+19.4%***	***+19.4%****	***68***	***+13.3%****
Net income from other assets	1	0	NM	NM	0	NM
Net income	**96**	**117**	**+21.9%**	**+24.5%***	**244**	**+28.4%***
Cost/income ratio	72.6%	71.5%			70.2%	

* When adjusted for changes in Group structure and at constant exchange rates

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05 & H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



CORPORATE AND INVESTMENT BANKING

Q2 05 NBI:
+11.1% vs. Q2 04; +12.5% like-for-like

Q2 05 net income:
EUR 346m, -4.3% vs. Q2 04 like-for-like

Q2 05 ROE after tax:
34.8%



28%
of Group NBI
Corporate Banking & Fixed Income
13%
Equity & Advisory
15%

Q2 05 NBI: EUR 1,233 m

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Excellent performance in client-related activities

■ Corporate Banking & Fixed Income

- Fixed Income
  - Very strong client-driven activity in fixed income products and interest rate derivatives in Europe
  - Good quarter in commodities, both in proprietary trading and client-driven activities
  - Low trading and treasury revenues in US
- Growth in financing

■ Equity & Advisory

- Equity Derivatives
  - Excellent contribution from client-driven activities
  - Good results in trading activities
- Cash Equity & Advisory
  - Growth in secondary market activities in Europe

Quarterly NBI (in EUR m)


Average % of CIB NBI in Q2 05
60%
Client-related margins, commissions & brokerage and Private Equit
22%
Net interest income
18%
Hedging, Trading Market Making and Arbitrage

	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05
CIB net banking income	1,110	1,208	1,231	1,550	1,233

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32 & 39 and IFRS 4)



Expansion in euro capital markets

European league-table rankings

- **Eurozone bond markets**
  - No.5 in bond issues
  - No.1 in securitisation
  - No.6 in corporate bond issues
  - No.3 in financial institution bond issues
  - No.6 in structured EMTN
  - No.5 in syndicated loans – Mandated Lead Arranger
- **Eurozone equity markets**
  - No.8 in pan-European equity sales
- **Equity/Credit research**
  - No.3 for credit strategy - Europe
  - No.5 for quantitative credit research - Europe
  - No.5 for pan-European economic research
  - No.11 for pan-European equity research


United Kingdom
- No.5 for equity research
Germany
- No.1 for equity research Börsen Zeitung
- No.7 in euro bond issues
France
- No.1 in euro bond issues
- No.1 for equity research
- Best Equity house (Euromoney)
Spain
- No.2 in financial institution euro bond issues
- Best Debt House 2004
- No.4 in syndicated loans
Italy
- Best Equity House G. Carli Prize 2005
- No.4 in euro corporate bond issues

Sources: Extel, IFR, Euroweek, MTN-I June 2005



Strong profitability

- **Good second quarter 2005**
  - NBI: +12.5%* vs. Q2 04
    - Main impact of IAS 32 & 39: EUR -115m
  - Operating expenses: +15.5%* vs. Q2 04
    - Continuation of recruitment drives
  - C/I ratio: 63.6%
  - Risk provisioning: another net write-back
- **ROE over 30% for 9th quarter running:**
  - Q2 05 ROE after tax: 34.8%
- **Excellent first half, confirming expansion of client base and recurrent profitability of the business model**

In EUR m	Q2 04	Q2 05	Change		H1 05	Change H1/H1
Net banking income	1,110	1,233	+11.1%	+12.5%*	2,783	+23.4%*
o.w. Equity & Advisory	*517*	*643*	*+24.4%*	*+26.3%**	*1,383*	*+47.1%**
o.w. Corp. Bkg & Fixed Income	*593*	*590*	*-0.5%*	*+0.5%**	*1,400*	*+6.5%**
Operating expenses	(687)	(784)	+14.1%	+15.5%*	**(1,627)**	+17.7%*
Gross operating income	**423**	**449**	**+6.1%**	**+7.7%***	**1,156**	**+32.4%***
Net allocation to provisions	34	22	-35.3%	-33.3%*	69	NM
Operating income	**457**	**471**	**+3.1%**	**+4.7%***	**1,225**	**+42.4%***
o.w. Equity & Advisory	***188***	***262***	***+39.4%***	***+41.6%****	***643***	***x2.3****
o.w. Corp. Bkg & Fixed Income	***269***	***209***	***-22.3%***	***-21.1%****	***582***	***-0.7%****
Net income	**353**	**346**	**-2.0%**	**-4.3%***	**844**	**+29.8%***
ROE after tax	39.4%	34.8%			44.1%	
C/I ratio	61.9%	63.6%			58.5%	

* When adjusted for changes in Group structure and at constant exchange rates

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05 & H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Main impacts of IAS 32 & 39 on NBI

Impacts (in EUR m)	Q1 05	Q2 05	H1 05
■ **Day One P&L**	-39	-27	-66
■ **Other effects**			
▸ Impact of new accounting classification of instruments previously valued using accrual of interest method and now valued at mark to market	+25	-52	-27
▸ Mark-to-market valuation of CDS	+15	+4	+19
▸ Residual inefficiency of hedging transactions	+2	-34	-32
▸ Treasury stock	-2	-6	-8



- Group results
- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- **Conclusion**
- Supplements



Growth and rising profitability in all core businesses

- **Strong increase in NBI: +14.0%* vs. H1 04**
  - Organic growth across the board
  - Maintenance of selective acquisition policy
- **Reduction in C/I ratio: 63.9% (vs. 67.2% in H1 04)**
- **Risk provisioning remains low**
- **Very high profitability levels: ROE after tax 25.7%**
- **EPS: EUR 5.36 (+41.2% vs. H1 04)**

** Group ROE for H1 05 is calculated on the basis of average shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding (i) unrealised capital gains or losses, (ii) deeply subordinated notes, and (iii) remuneration, net of tax, to be paid to holders of deeply subordinated notes. The net income used to calculate ROE excludes remuneration, net of tax, to be paid to holders of deeply subordinated notes for the period (i.e. EUR 11m).



Net income (in EUR m)
+30.0%
ROE after tax
1,678
2,181
ROE** after tax
38%
670
844
44%
Corporate & Investment Banking
191
244
GIMS
30%
117
190
42%
Retail banking outside France
15%
177
217
16%
Financial Services
19%
443
466
19%
French Networks
Corporate Centre
H1 04
H1 05
20.7%
25.7%
Group ROE** after tax

* When adjusted for changes in Group structure and at constant exchange rates
H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Solid financial structure combined with rigorous capital management

Strong organic growth

- Organic growth in risk-weighted assets: +6.0%* vs. end-December 2004

Balanced use of available Tier one resources in H1 05: EUR 3.0bn

- Organic growth: EUR 1bn
- Acquisitions: EUR 0.4bn
- Share buybacks: EUR 0.3bn

Solid balance sheet structure

- Shareholders' equity: EUR 21.1bn, +12.7% vs. January 1st 2005
- H1 05 Tier 1 ratio: 7.8%
- H1 05 Capital adequacy ratio: 11.4%

* At constant exchange rates


04 / 08 / 2005

SUPPLEMENTARY DATA

SOCIETE GENERALE

GROUP



Quarterly income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	Q2 05	Q2 04	Q2 05	Q2 04	Q2 05	Q2 04	Q2 05	Q2 04	Q2 05	Q2 04
Net banking income	2,575	2,425	608	551	1,233	1,110	39	(21)	4,455	4,065
Operating expenses	(1,685)	(1,596)	(435)	(400)	(784)	(687)	7	(22)	(2,897)	(2,705)
Gross operating income	890	829	173	151	449	423	46	(43)	1,558	1,360
Net allocation to provisions	(143)	(154)	(1)	(5)	22	34	7	(1)	(115)	(126)
Operating income	747	675	172	146	471	457	53	(44)	1,443	1,234
Net income from companies accounted for by the equity method	2	2	0	0	6	9	0	1	8	12
Net income from other assets	(1)	(7)	0	1	0	(1)	0	(13)	(1)	(20)
Impairment of goodwill	0	0	0	0	(13)	0	0	0	(13)	0
Income tax	(249)	(231)	(54)	(44)	(115)	(111)	52	55	(366)	(331)
Net income before minority interests	499	439	118	103	349	354	105	(1)	1,071	895
Minority interests	(64)	(58)	(1)	(7)	(3)	(1)	(46)	(18)	(114)	(84)
Net income	435	381	117	96	346	353	59	(19)	957	811
Average allocated capital	8,692	7,885	932	806	3,975	3,581	3,655*	4,116*	17,254	16,388
ROE after tax	20.0%	19.3%	50.2%	47.6%	34.8%	39.4%	NM	NM	22.0%	19.8%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Half-yearly income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	H1 05	H1 04	**H1 05**	H1 04	**H1 05**	H1 04	**H1 05**	H1 04	**H1 05**	H1 04
Net banking income	**5,116**	4,699	**1,210**	1,096	**2,783**	2,288	**92**	(84)	**9,201**	7,999
Operating expenses	**(3,355)**	(3,114)	**(850)**	(795)	**(1,627)**	(1,400)	**(50)**	(63)	**(5,882)**	(5,372)
Gross operating income	1,761	1,585	360	301	1,156	888	42	(147)	3,319	2,627
Net allocation to provisions	**(277)**	(306)	**(1)**	(5)	**69**	(14)	**21**	(1)	**(188)**	(326)
Operating income	1,484	1,279	359	296	1,225	874	63	(148)	3,131	2,301
Net income from companies accounted for by the equity method	**3**	4	**0**	0	**10**	9	**0**	2	**13**	15
Net income from other assets	**7**	10	**0**	1	**0**	1	**158**	206	**165**	218
Impairment of goodwill	**0**	0	**0**	0	**(13)**	0	**0**	0	**(13)**	0
Income tax	**(495)**	(444)	**(112)**	(89)	**(372)**	(211)	**107**	48	**(872)**	(696)
Net income before minority interests	**999**	849	**247**	208	**850**	673	**328**	108	**2,424**	1,838
Minority interests	**(126)**	(112)	**(3)**	(17)	**(6)**	(3)	**(108)**	(28)	**(243)**	(160)
Net income	873	737	244	191	844	670	220	80	2,181	1,678
Average allocated capital	**8,533**	7,829	**879**	770	**3,831**	3,488	**3,650***	4,113*	**16,892**	16,200
ROE after tax	20.5%	18.8%	55.5%	49.6%	44.1%	38.4%	NM	NM	25.7%	20.7%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Quarterly income statement

In EUR m	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	
Net banking income	1,486	1,467	+1%	572	509	+10%*	517	449	+4%*	2,575	2,425	+6%	+4%*
Operating expenses	(1,055)	(1,022)	+3%	(341)	(312)	+8%*	(289)	(262)	+1%*	(1,685)	(1,596)	+6%	+4%*
Gross operating income	431	445	-3%	231	197	+12%*	228	187	+9%*	890	829	+7%	+3%*
Net allocation to provisions	(67)	(76)	-12%	(27)	(41)	-37%*	(49)	(37)	+0%*	(143)	(154)	-7%	-16%*
Operating income	364	369	-1%	204	156	+25%*	179	150	+11%*	747	675	+11%	+8%*
Net income from companies accounted for by the equity method	1	0	NM	1	2		0	0		2	2	NM	
Net income from other assets	1	(6)	NM	(2)	(1)		0	0		(1)	(7)	-86%	
Income tax	(129)	(128)	+1%	(57)	(49)		(63)	(54)		(249)	(231)	+8%	
Net income before minority interests	237	235	+1%	146	108		116	96		499	439	+14%	
Minority interests	(11)	(10)	+10%	(50)	(46)		(3)	(2)		(64)	(58)	+10%	
Net income	226	225	+0%	96	62	+57%*	113	94	+14%*	435	381	+14%	+13%*
Average allocated capital	5,013	4,747	+6%	919	803		2,760	2,335		8,692	7,885	+10%	
ROE after tax	18.0%	19.0%		41.8%	30.9%		16.4%	16.1%		20.0%	19.3%		

* When adjusted for changes in Group structure and at constant exchange rates.

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Half-yearly income statement

In EUR m	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	H1 05	H1 04	Change	H1 05	H1 04	Change	H1 05	H1 04	Change	H1 05	H1 04	Change	
Net banking income	3,006	2,902	+4%	1,113	928	+13%*	997	869	+6%*	5,116	4,699	+9%	+6%*
Operating expenses	(2,120)	(2,031)	+4%	(668)	(570)	+9%*	(567)	(513)	+2%*	(3,355)	(3,114)	+8%	+5%*
Gross operating income	886	871	+2%	445	358	+18%*	430	356	+11%*	1,761	1,585	+11%	+8%*
Net allocation to provisions	(135)	(147)	-8%	(55)	(85)	-62%*	(87)	(74)	-4%*	(277)	(306)	-9%	-23%*
Operating income	751	724	+4%	390	273	+44%*	343	282	+15%*	1,484	1,279	+16%	+15%*
Net income from companies accounted for by the equity method	1	1	NM	2	3		0	0		3	4	-25%	
Net income from other assets	1	(9)	NM	6	19		0	0		7	10	-30%	
Income tax	(264)	(251)	+5%	(111)	(91)		(120)	(102)		(495)	(444)	+11%	
Net income before minority interests	489	465	+5%	287	204		223	180		999	849	+18%	
Minority interests	(23)	(22)	+5%	(97)	(87)		(6)	(3)		(126)	(112)	+13%	
Net income	466	443	+5%	190	117	+61%*	217	177	+17%*	873	737	+18%	+17%*
Average allocated capital	4,934	4,696	+5%	897	783		2,703	2,350		8,533	7,829	+9%	
ROE after tax	18.9%	18.9%		42.4%	29.9%		16.1%	15.1%		20.5%	18.8%		

* When adjusted for changes in Group structure and at constant exchange rates.

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Change in risk-weighted assets

Average credit risk equivalent in EUR bn


116.9
119.2
120.6
121.7
125.7
130.1
133.3
135.4
139.2
16.4
16.7
16.9
16.9
19.1
21.2
21.9
22.3
23.4
23.0
23.3
23.8
24.1
24.3
25.6
27.0
27.9
29.3
77.5
79.2
79.9
80.7
82.3
83.4
84.4
85.2
86.5
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Retail Banking outside France
Financial Services
French Networks



Customer deposits and savings

Average outstanding
In EUR bn


Change
Q2 05/Q2 04
165.2
165.8
167.8
173.4
177.4
+7.4%
LIFE INSURANCE*
43.5
44.4
45.8
47.4
48.8
+12.2%
SHARE ACCOUNTS
MUTUAL FUNDS
43.5
42.3
42.3
44.1
45.2
+3.8%
OTHER
2.5
2.4
2.4
2.5
2.5
+1.9%
Managed
savings
+7.8%
SIGHT DEPOSITS
32.8
33.5
33.8
34.2
35.5
+8.4%
SPECIAL SAVINGS
ACCOUNTS
39.9
40.1
40.3
41.7
41.9
+5.2%
TERM DEPOSITS
3.0
3.1
3.2
3.5
3.5
+13.7%
Deposits
+6.9%
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

* Mathematical reserves.



Customer loans

Average outstanding
In EUR bn



Change
Q2 05/Q2 04
93.2
95.6
97.7
99.6
101.9
+9.3%
INDIVIDUALS
o.w.:
- Mortgage
38.3
40.0
41.4
42.7
44.3
+15.4%
- Consumer credit
& overdrafts
8.6
8.6
8.7
8.8
9.1
+5.9%
BUSINESS
CUSTOMERS*
43.0
43.9
44.7
45.5
45.9
+6.8%
BANKS
3.3
3.1
2.9
2.6
2.6
-20.4%
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

* In descending order: SMEs, self-employed professionals, local authorities, corporates, NPOs.



Productivity of the French Networks


155
150
145
140
135
130
125
120
115
110
105
100
95
90
85
80
1997 = 100
1997
1998
1999
2000
2001
2002
2003
2004
Q2 05

Change since 1997

+51% Bank cards (No.)

+44% Savings accounts (No.)

+23% Individual customer current a/c (No.)

-1% Global headcount*

-16% Administrative staff

* Including telemarketing platforms and call centre platforms

A productive organisation

BRANCH NETWORK

- 2000: 136 branch groups
- 06/05: 47 branch groups + 62 Sales Departments (DEC)
- Start 2007: 90 DEC

NETWORK SUPPORT

- 2000: 136 local back-office structures
- 06/05: 66 local structures + 20 Customer Service Units (CSU)
- 2008: ± 23 CSU

DIRECT BANKING CHANNELS

- 06/05: 4 multimedia Customer Relations Centres (mCRC)
- End-2005: 4 mCRC

- Internet (individual and business customers, companies, etc.)
- Telephone (IVS, SMS, i-mode™...)


Customers
contact
Shared CRM tool for all banking channels (DEC, CSU, mCRC...)
Commercial data warehouse (mining, scores...)



Specialised Financing[1]: a major European player with diversified and growing businesses

Breakdown of Q2 05 NBI[(1)] by activity


Consumer Finance
Consumer credit
45%
IT Asset Leasing
& Management
10%
21%
24%
Equipment
Finance
Operational Vehicle Leasing
& Fleet Management
Business Finance & Services

Breakdown of Q2 05 NBI[(1)] by geographical region


59%
Europe
(excl. France)
8%
Outside Europe
33%
France


NBI
36%
64%
2%
77%
21%
21%
65%
14%
6%
52%
42%
ECS
ALD
SGEF
Consumer credit

(1) Excluding insurance and banking services



Change in risk-weighted assets

Average credit risk equivalent in EUR bn



23.1
24.3
25.8
27.0
28.5
4.3
4.4
4.5
4.7
4.8
8.4
8.7
9.0
9.8
10.8
10.2
11.1
12.1
12.3
12.6
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Operational Vehicle Leasing & Fleet Management
Consumer Credit
Equipment Finance
IT Asset Leasing & Management



Quarterly income statement

In EUR m

	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	Q2 05	Q2 04	Change	
Net banking income	259	239	+11%*	129	114	+14%*	220	198	+12%*	608	551	+10%	+12%*
Operating expenses	(163)	(152)	+9%*	(90)	(82)	+11%*	(182)	(166)	+11%*	(435)	(400)	+9%	+10%*
Gross operating income	96	87	+13%*	39	32	+22%*	38	32	+19%*	173	151	+15%	+16%*
Net allocation to provisions	0	0	NM	0	(4)	-100%*	(1)	(1)	+0%*	(1)	(5)	-80%	-80%*
Operating income	96	87	+13%*	39	28	+39%*	37	31	+19%*	172	146	+18%	+19%*
Net income from other assets	0	1		0	0		0	0		0	1	NM	
Income tax	(33)	(30)		(9)	(5)		(12)	(9)		(54)	(44)	+23%	
Net income before minority interests	63	58		30	23		25	22		118	103	+15%	
Minority interests	(1)	(6)		0	(1)		0	0		(1)	(7)	-86%	
Net income	62	52	+24%*	30	22	+36%*	25	22	+14%*	117	96	+22%	+24%*
Average allocated capital	330	329		328	250		274	227		932	806	+16%	

* When adjusted for changes in Group structure and at constant exchange rates.

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Half-yearly income statement

In EUR m

	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	H1 05	H1 04	Change	H1 05	H1 04	Change	H1 05	H1 04	Change	H1 05	H1 04	Change	
Net banking income	528	469	+15%*	256	236	+9%*	426	391	+10%*	1,210	1,096	+10%	+12%*
Operating expenses	(317)	(301)	+8%*	(176)	(164)	+8%*	(357)	(330)	+9%*	(850)	(795)	+7%	+8%*
Gross operating income	211	168	+27%*	80	72	+11%*	69	61	+13%*	360	301	+20%	+20%*
Net allocation to provisions	0	0	NM	0	(4)	-100%*	(1)	(1)	+0%*	(1)	(5)	-80%	-80%*
Operating income	211	168	+27%*	80	68	+18%*	68	60	+13%*	359	296	+21%	+22%*
Net income from other assets	0	1		0	0		0	0		0	1	NM	
Income tax	(72)	(57)		(18)	(13)		(22)	(19)		(112)	(89)	+26%	
Net income before minority interests	139	112		62	55		46	41		247	208	+19%	
Minority interests	(2)	(12)		0	(3)		(1)	(2)		(3)	(17)	-82%	
Net income	137	100	+38%*	62	52	+19%*	45	39	+15%*	244	191	+28%	+28%*
Average allocated capital	311	314		311	242		257	214		879	770	+14%	

* When adjusted for changes in Group structure and at constant exchange rates.

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Breakdown of assets under management by type of product

Assets under management at 30/06/05: EUR 298.1bn


June 05
263.1
264.4
266.8
275.1
298.1
Alternative Investment(1)
Diversified(2)
Equity
Money market
Bonds
33.5
45.9
67.9
37.6
78.2
34.6
46.2
65.6
36.6
81.4
33.8
45.6
67.0
37.2
83.2
33.0
44.5
69.2
40.1
88.3
39.2
46.4
75.0
40.3
96.7
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
13%
41%
46%

	June 04
Alternative Investment	13%
Equity & Diversified	43%
Fixed Income Products	44%

NB: excluding EUR 49.7bn of assets managed by Lyxor at 30/06/05

(1) Performance-guaranteed funds, futures funds, hedge funds, private equity.
(2) Funds combining several asset classes (bonds, equities, cash), for example risk-profiled funds.



Breakdown of assets under management by client segment

Assets under management at 30/06/05: EUR 298.1bn


263.1
264.4
266.8
275.1
298.1
Third-party distribution
French Networks
Life insurance
Asia
Europe
US
Q2 04: 14%, 19%, 16%, 5%, 23%, 23%
Q3 04: 14%, 18%, 17%, 4%, 24%, 23%
Q4 04: 15%, 17%, 17%, 4%, 24%, 23%
Q1 05: 14%, 18%, 17%, 4%, 24%, 23%
Q2 05: 15%, 17%, 16%, 4%, 24%, 24%
48%
Retail
52%
Institutional Investors

NB: excluding EUR 49.7bn of assets managed by Lyxor at 30/06/05



Quarterly income statement

In EUR m	Equity & Advisory				Corporate Banking & Fixed Income				Total Corporate & Investment Banking			
	Q2 05	Q2 04	Change		Q2 05	Q2 04	Change		Q2 05	Q2 04	Change	
Net banking income	643	517	+24%	+26%*	590	593	-1%	+1%*	1,233	1,110	+11%	+13%*
Operating expenses	(379)	(329)	+15%	+17%*	(405)	(358)	+13%	+14%*	(784)	(687)	+14%	+15%*
Gross operating income	264	188	+40%	+43%*	185	235	-21%	-20%*	449	423	+6%	+8%*
Net allocation to provisions	(2)	0	NM	NM	24	34	-29%	-27%*	22	34	-35%	-33%*
Operating income	262	188	+39%	+42%*	209	269	-22%	-21%*	471	457	+3%	+5%*
Net income from companies accounted for by the equity method	0	(1)	NM		6	10	-40%		6	9	-33%	
Net income from other assets	0	(2)	NM		0	1	NM		0	(1)	NM	
Income tax	(73)	(46)	+59%		(42)	(65)	-35%		(115)	(111)	+4%	
Net income before minority interests	176	139	+27%		173	215	-20%		349	354	-1%	
Minority interests	0	0	NM		(3)	(1)	x3.0		(3)	(1)	x3.0	
Net income	176	139	+27%	+28%*	170	214	-21%	-26%*	346	353	-2%	-4%*
Average allocated capital	417	445	-6%		3,558	3,136	+13%		3,975	3,581	+11%	
ROE after tax	168.8%	124.9%			19.1%	27.3%			34.8%	39.4%		

* When adjusted for changes in Group structure and at constant exchange rates.

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Half-yearly income statement

In EUR m	Equity & Advisory				Corporate Banking & Fixed Income				Total Corporate & Investment Banking			
	H1 05	H1 04	Change		H1 05	H1 04	Change		H1 05	H1 04	Change	
Net banking income	1,383	957	+45%	+47%*	1,400	1,331	+5%	+6%*	2,783	2,288	+22%	+23%*
Operating expenses	(757)	(645)	+17%	+19%*	(870)	(755)	+15%	+16%*	(1,627)	(1,400)	+16%	+18%*
Gross operating income	626	312	x2.0	+105%*	530	576	-8%	-7%*	1,156	888	+30%	+32%*
Net allocation to provisions	17	(31)	NM	NM	52	17	x3.1	NM	69	(14)	NM	NM
Operating income	643	281	x2.3	x2.3*	582	593	-2%	-1%*	1,225	874	+40%	+42%*
Net income from companies accounted for by the equity method	0	(2)	NM		10	11	-9%		10	9	+11%	
Net income from other assets	0	(2)	NM		0	3	NM		0	1	NM	
Income tax	(235)	(63)	x3.7		(137)	(148)	-7%		(372)	(211)	+76%	
Net income before minority interests	395	214	+85%		455	459	-1%		850	673	+26%	
Minority interests	0	0	NM		(6)	(3)	x2.0		(6)	(3)	x2.0	
Net income	395	214	+85%	+95%*	449	456	-2%	-0%*	844	670	+26%	+30%*
Average allocated capital	385	412	-7%		3,446	3,076	+12%		3,831	3,488	+10%	
ROE after tax	205.5%	103.9%			26.1%	29.6%			44.1%	38.4%		

* When adjusted for changes in Group structure and at constant exchange rates.

H1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Change in risk-weighted assets


Credit risk equivalent in EUR bn
Change over 12 months
Change over 12 months at constant exchange rates
57.5
63.8
59.5
61.0
60.0
60.4
57.0
60.4
59.0
61.6
60.7
62.4
70.3
+19.3%
+18.6%
Commercial Banking
+33.9%
Corporate & Fixed Income (excl. Commercial Banking)
+15.1%
Equity & Advisory
+4.0%
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05



League table rankings

Euro capital markets

Bonds

No.5 bookrunner of euro bond issues
No.3 bookrunner of financial institutions euro bond issues
No.6 bookrunner of corporate euro bond issues
No.1 bookrunner of corporate euro bond issues in France

Securitisation

No.1 bookrunner of euro-denominated securitisations

Syndicated Credits

No.5 bookrunner of syndicated credits in Europe (EMEA)
No.3 mandated arranger of Sponsor-driven LBOs (EMEA)

Equity/Credit Research

No.8 for credit research on investment grade companies (Euromoney survey: April 2005)
No.1 for equity research in France (Extel – June 2005)
Best Equity House in France (Euromoney – July 2005)

Structured finance

Export Finance

No.1 global arranger (SG ranked in top 3 for the past 10 years) (Trade Finance, June 2005)
5 transactions awarded "Deal of the Year" in 2004 (Trade Finance, March 2005)

Commodity Finance

No.1 structured financing arranger worldwide (SG ranked in top 2 for the past 5 years) (Trade Finance, June 2005)
5 transactions awarded "Deal of the Year" in 2004 (Trade Finance, March 2005)
Gazelys named House of the Year – natural gas Europe (Energy Risks – May 2005)

Project Finance

No.3 European arranger for 2004 (Thomson Financial, December 2004)
Best Project Finance House of the year (Finance Asia, December 2004)



League table rankings

Derivatives

Equity Derivatives	**Equity Derivatives House of the Year** (Risk Magazine, The Banker, IFR - 2004) **Global leader* on warrants and No.1 in Europe on ETFs** (Reuters, Bloomberg and stock markets, June 2005) **Best Managed accounts platform - Lyxor** (Albourne, September 2004) **No.1 in OTC Equity options in Europe & US, index options (DJ Eurostoxx 50, SMI, DAX 30) and warrants** (Risk magazine – September 2004)
Interest Rate & Credit Derivatives	**Among the top five players in numerous product categories** (Risk Magazine, June 2005)
Commodities	**Among the top five players in commodity derivatives in numerous underlyings** (Energy Risk Magazine, February 2005)

* At end-May 2005.



Corporate Centre*

- **Gross operating income**
  - Positive impact of IAS 32-39 including the capital gains from the disposal of equity holdings now booked under NBI: EUR +107m in Q2 05
- **At June 30th 2005:**
  - IFRS net book value of industrial equity portfolio: EUR 1.3bn
  - Market value: EUR 1.8bn

	Q2 05	Q2 04
Gross operating income	46	(43)
Net income from other assets	0	(13)
Impairment of goodwill	0	0
Net income	59	(19)

* The Corporate Centre groups:
the Group's real estate portfolio, offices and other premises, industrial and bank equity portfolios, central funding functions and the cost of cross-business projects.

Q2 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q2 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Reclassification of remuneration to be paid to holders of preference shares and deeply subordinated notes

	Q1 05 published	Reclassifications: Preference shares	Reclassifications: Deeply subordinated notes	Q1 05 reclassified	Q2 05	H1 05
Net banking income	**4,704**	**+35**	**+7**	**4,746**	**4,455**	**9,201**
Gross operating income	1,719	+35	+7	1,761	1,558	3,319
Net income before minority interests	**1,313**	**+35**	**+5**	**1,353**	**1,071**	**2,424**
Minority interests	-94	-35	-	-129	-114	-243
Net income	**1,219**	**0**	**+5**	**1,224**	**957**	**2,181**
o.w. remuneration due on deeply subordinated notes	-	-	+5	5	6	11
Net income used to calculate EPS, ROE and book value per share	**1,219**	**0**	**0**	**1,219**	**951**	**2,170**



Sectoral diversification of Corporate commitments at June 30th 2005

Corporate commitments: EUR 263bn*



Telecom operators 4%
Public admin. & education 7%
Misc. 2%
Healthcare & social services 2%
Machinery & equip. 4%
Elec., gas, water 5%
Transp. equip. manufac. 5%
Food & agriculture 4%
Chemicals & pharma. 4%
Metals & minerals 4%
Oil & gas extraction 3%
Construction 3%
Paper, printing & pub. 2%
Textile manufac. 1%
Wholesale trade 7%
Retail trade 6%
Hotels & catering 2%
Finance & insurance 14%
Business services 6%
Real estate 7%
Membership org. & recreation services 3%
Transportation 5%

* On and off-balance sheet commitments, excl. individual customers and repo agreements.



Geographical breakdown of commitments
at June 30th 2005

On- & off-balance sheet*
Corporates + individuals: EUR 331bn



France: Individuals 16%
Japan/ Australia 3%
North America 12%
South America 2%
Asia excl. Japan/Australia 1%
Africa/Middle East 3%
Eastern Europe 5%
Western Europe 20%
France: Corporates 38%

On-balance sheet*
Corporates + individuals: EUR 223bn



France: Individuals 24%
Japan/ Australia 1%
North America 2%
South America 2%
Asia excl. Japan/Australia 1%
Africa/Middle East 4%
Eastern Europe 6%
Western Europe 22%
France: Corporates 38%

* excl. repo agreements.



Trading VaR


Quarterly average of 1-day, 99% Trading VaR (in EUR m)
37
31,3
23,7
27,2
23,6
26
21,4
19,8
24,4
27,7
24,5
-19,1
29
17
-19,6
22,3
13,8
-16,9
29,8
13,6
-19,6
34,6
11,8
-26,9
30,9
13
-20,6
24,6
10,5
-16,6
23,9
12,8
-20
28,6
15,9
-23,7
0
Avg 2001
Avg 2002
Avg 2003
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Trading VaR
Fixed Income
Equity
Forex
Commodities
Netting effect



High level of provisioning of doubtful loans

	31/12/2004 French standards	IFRS incl. IAS 32-39 & IFRS 4 31/03/2005	IFRS incl. IAS 32-39 & IFRS 4 30/06/2005
Customer loans (in EUR bn)	205	214	223
Doubtful loans (in EUR bn)	10.3	10.3	10.4
Doubtful loans/customer loans	5.0%	4.8%	4.7%
Provisions (in EUR bn)*	7.0	6.9	6.9
Overall coverage ratio for doubtful loans	68%	67%	66%

* Excluding:
- EUR 1bn in the country risk reserve and general credit risk reserves at 31/12/04
- Since the start of 2005, close to EUR 1bn of portfolio-based provisions.



Determination of number of shares used to calculate EPS and book value per share

Average number of shares (thousands)	2003	2004	H1 05
Existing shares	434,823	441,157	438,089
Deductions			
Treasury shares and share buy-backs	16,360	20,155	16,619
Shares allocated to cover stock options awarded to staff in 1999, 2000, 2002, 2003, 2004 and 2005	8,145*	12,693*	16,341
Number of shares taken to calculate EPS	410,318	408,309	405,129
EPS (in EUR)**	**6.07**	**7.65**	**5.36**
Book value per share* (in EUR)** (on the basis of number of shares at end of period)	**41.0**	**45.5**	**50.0**

* Excluding shares allocated to cover the 1999 stock-option plan which were not deducted from shareholders' equity under French standards.

** EPS is the ratio of (i) net income for the period, after deduction of the remuneration, net of tax, to be paid to holders of the deeply subordinated notes (EUR 11m for H1 05), to (ii) the average number of shares outstanding excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.

*** Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and (ii) remuneration, net of tax, to be paid to holders of deeply subordinated notes, but reinstating the book value of treasury shares held as part of trading activities. The number of shares used to calculate book value per share is the number outstanding at June 30th 2005, excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.



Economic and market environment

	Q2 04	Q1 05	Q2 05
Interest rates (quarterly average) (%)			
10-year French government bond	4.31	3.65	3.37
3-month Euribor	2.08	2.14	2.12
Indices (end of period)			
CAC 40	3,733	4,068	4,229
Euro Stoxx 50	2,811	3,056	3,182
Nasdaq	2,048	1,999	2,057
Currencies (quarterly average, in EUR)			
USD	1.20	1.31	1.26
GBP	0.67	0.69	0.68
YEN	132	137	135
Issuance volumes in Europe*			
Primary bond issues in euros (in EUR bn)	259	359	350
Primary equity & convertibles (in USD bn)	34	47	40

* Thomson Financial database (Q2 05 extraction)

SOCIETE GENERALE

GROUP

Investor Relations

Didier VALET, Sayuri AOKI, Pascale MASSOUD-AYOUB, Julien VANNIER

Tel.: +33 (0) 1 42 14 47 72

E-mail: investor.relations@socgen.com - Internet: www.ir.socgen.com